                                                Filed Pursuant to Rule 424(b)(5)
                                                              File No. 333-00789

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. AN EFFECTIVE REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED JUNE 8, 1999
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MAY 1, 1996)
                                  $125,000,000

               CHIQUITA BRANDS INTERNATIONAL, INC.

                            % SENIOR NOTES DUE 2009

[CHIQUITA LOGO]

--------------------------------------------------------------------------------

This is an offering by Chiquita Brands International, Inc. of its      % Senior
Notes due 2009. Interest is payable on             and             of each year,
beginning             ,      .

We may redeem some or all of these notes at any time on or prior to
            , 2004 at redemption prices based on a discounted present value of these notes. After that date, we may redeem these notes according to a fixed
redemption schedule. In addition, prior to           2002, we may redeem up to
35% of these notes with the proceeds of public offerings of our common stock. The redemption prices are discussed under the caption "Description of Notes -- Optional Redemption."

At about the same time we are offering these notes, we also expect to offer
euro75 million of      % Senior Notes due 2009. This is equivalent to
approximately $78 million. Neither one of these offerings is dependent upon completion of the other offering.

The notes will be general unsecured obligations of Chiquita Brands International, Inc. and will rank equally with all of our existing and future senior unsecured indebtedness. The notes will effectively rank junior to all existing and future liabilities of our subsidiaries, which conduct most of our operations.

We plan to apply to list these notes on the New York Stock Exchange.

INVESTING IN THESE NOTES INVOLVES RISKS. RISK FACTORS BEGIN ON PAGE S-6.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                              PER NOTE       TOTAL
                                                              --------      -------
Public Offering Price                                               %       $
Underwriting Discount                                               %       $
Proceeds to Chiquita (before expenses)                              %       $

Interest on the notes will accrue from             , 1999 to the date of
delivery.

The underwriters expect to deliver these notes to purchasers on or about
              , 1999.

--------------------------------------------------------------------------------

                          Joint Book-Running Managers

LEHMAN BROTHERS                                             SALOMON SMITH BARNEY
                               ------------------

                                  Co-Managers

BANCBOSTON ROBERTSON STEPHENS       J.P. MORGAN & CO.      PRUDENTIAL SECURITIES

            , 1999

     You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these notes in any state or foreign jurisdiction where the offer is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates on the front of this prospectus supplement.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Prospectus Supplement Summary...............................   S-4
Risk Factors................................................   S-6
Recent Developments.........................................  S-10
Use of Proceeds.............................................  S-10
Capitalization..............................................  S-11
Selected Consolidated Financial Data........................  S-12
Description of Notes........................................  S-13
General Listing Information.................................  S-40
Certain United States Tax Considerations....................  S-41
Underwriting................................................  S-47
Legal Matters...............................................  S-49
Experts.....................................................  S-50
Where You Can Find More Information.........................  S-51

                                   PROSPECTUS

Available Information.......................................    2
Incorporation of Certain Documents by Reference.............    2
The Company.................................................    3
Risk Factors................................................    3
Use of Proceeds.............................................    6
Ratios of Earnings to Fixed Charges and Earnings to Combined
  Fixed Charges and Preferred Stock Dividends...............    6
Description of Debt Securities..............................    7
Description of Equity Securities............................   12
Description of Securities Warrants..........................   16
Plan of Distribution........................................   17
Legal Matters...............................................   18
Experts.....................................................   18

     We confirm to the best of our knowledge, after having made all reasonable inquiries, that the information contained in this prospectus regarding us and the notes is true and accurate in all material respects. We additionally confirm, except as provided below, that this information is not misleading, that the opinions and intentions expressed herein are honestly held and that there are no other facts, the omission of which would make this prospectus supplement and the accompanying prospectus as a whole or any of the information or the expression of any of the opinions or intentions in this prospectus supplement and the accompanying prospectus misleading. However, the information set out in relation to sections of this prospectus supplement describing clearing arrangements, including the section entitled "Description of Notes -- Book-Entry, Delivery and Form," is subject to any change in or reinterpretation of the rules, regulations and procedures of The Depository Trust Company, the Euroclear system or Cedelbank (together, the "clearing systems") currently in effect. The information in that section concerning the clearing systems has been obtained from sources that we believe to be reliable, but we accept no responsibility for its accuracy.

     This prospectus supplement and the accompanying prospectus refer to documents incorporated by reference. For the prospectus used for purposes of listing with the Luxembourg Stock Exchange, incorporation by reference will not be applicable and those documents otherwise incorporated by reference as of the date hereof will be attached to this prospectus as a supplement.

     Delivery of these notes is expected on or about             , 1999, which
will be the      business day following the date of pricing of the notes.
Trading of these notes on the day of pricing and the succeeding business days may be affected by this delayed settlement. See "Underwriting."

CURRENCIES

     In this prospectus supplement and the accompanying prospectus, references to "dollars" and "$" are references to United States dollars, and references to "U.S." mean the United States of America. In addition, references to "euro" and "euro" are references to the currency that was introduced at the start of the third stage of economic and monetary union pursuant to the treaty establishing the European Economic Community, as amended by the Treaty on European Union, signed at Maastricht, the Netherlands on February 7, 1992. Except as otherwise stated in this prospectus supplement, conversions of euro to U.S. dollars have been calculated using the closing exchange rate of 1.0429 on May 28, 1999. These translations should not be construed as representations that the euro amount actually represents the given U.S. dollar amount or could be converted into U.S. dollars at the rate indicated or at any other rate.

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary highlights selected information from this prospectus supplement. It may not contain all of the information that is important to you. To understand this offering fully, you should read the entire prospectus supplement carefully, including the risk factors and description of the notes, as well as the additional information about senior debt securities in the accompanying prospectus.

                                  THE COMPANY

     Chiquita Brands International, Inc., founded in 1899, is a leading international marketer, producer and distributor of quality fresh fruits and vegetables and processed foods sold under the Chiquita and other brand names. In addition to our leadership position in bananas, Chiquita is a leading supplier of private-label canned vegetables in the United States. Chiquita had revenues of $2.7 billion in 1998.

     We operate in two business segments, with each segment offering a variety of related products. The fresh produce segment includes production, transportation, distribution and marketing of Chiquita bananas and a wide variety of other fresh fruits and vegetables. This segment accounted for 82% of sales in 1998. The remaining 18% was contributed by the processed foods segment which consists of the production, distribution and marketing of our private-label and branded canned vegetables, processed fruit, juices, packaged foods and salads.

     We have capitalized on our "Chiquita" and other premium brand names by:

          - building on our reputation for quality and our worldwide leadership in marketing, distributing and sourcing bananas and other fresh produce,
          - expanding our processed fruit and vegetable operations, and
          - developing strong market positions in North America and Europe, our principal markets.

     Our products are sold in more than 60 countries. Our principal production and processing operations are conducted in Central, South and North America, with some local sourcing in Australia, Asia and Europe.

     Our strategic focus is to:

        - build value from Chiquita bananas,
        - expand marketing and distribution of fresh produce,
        - grow in processed foods, and
        - promote community responsibility.

     American Financial Group, Inc. and its subsidiaries own, either directly or indirectly, approximately 36% of Chiquita's common stock. Carl H. Lindner, members of his family and trusts for their benefit own approximately 45% of American Financial's common stock. In addition, Mr. Lindner owns directly or through trusts approximately 3% of Chiquita's common stock.

     Chiquita is a New Jersey corporation. Our principal executive offices are located at 250 East Fifth Street, Cincinnati, Ohio 45202 and our telephone number is (513) 784-8000. Unless otherwise indicated, references in this prospectus supplement to "Chiquita," "we," "us" and "our" include our subsidiaries. Sometimes we refer to the subsidiaries for clarification. We use "Chiquita, the parent company" to indicate we are not including any subsidiaries.

                                 THE OFFERINGS

SECURITIES OFFERED............   $125,000,000 of      % Senior Notes due 2009
                                 being offered primarily in the United States
                                 (the "dollar notes").

CONCURRENT OFFERING...........   euro75,000,000 of      % Senior Notes due 2009
                                 being offered primarily in Europe (the "euro notes" and, together with the dollar notes, the "notes"). This is equivalent to approximately
                                 $78 million.

                                 Neither one of these offerings is dependent upon completion of the other offering.

MATURITY......................                  , 2009.

INTEREST PAYMENT DATES........                  and                , commencing
                                             ,      .

RANKING.......................   The notes will be general unsecured obligations
                                 of Chiquita, the parent company, and will rank equally with its existing and future senior unsecured indebtedness. The notes will effectively rank junior to all existing and future liabilities of Chiquita's subsidiaries, which conduct most of our operations.

OPTIONAL REDEMPTION...........   We may redeem some or all of the notes of
                                 either series at any time on or prior to
                                             , 2004 at the redemption prices
                                 based on a discounted present value of the
                                 notes. After that date, we may redeem the notes
                                 according to a fixed redemption schedule. In
                                 addition, prior to           , 2002, we may
                                 redeem up to 35% of either series of notes with the proceeds of public offerings of our common stock. The redemption prices are discussed under the caption "Description of
                                 Notes -- Optional Redemption."

CERTAIN RESTRICTIONS..........   The terms of the notes limit the ability of
                                 Chiquita and its subsidiaries to:

                                  - incur additional indebtedness,
                                  - create certain liens,
                                  - engage in sale and leaseback transactions,
                                  - make restricted payments,
                                  - engage in transactions with related persons
                                    and
                                  - merge or consolidate with or transfer
                                    substantial assets to another entity.

CHANGE OF CONTROL AND RATING
DECLINE.......................   If a change of control of Chiquita occurs and
                                 the credit rating of the notes is downgraded, as described under "Description of
                                 Notes -- Certain Covenants -- Purchase of Notes
                                 Upon a Change of Control Triggering Event," each holder of notes will have the right to require Chiquita, the parent company, to purchase his or her notes at 101% of the principal amount, plus accrued and unpaid interest to the date of repurchase.

LISTING.......................   We will apply to list the dollar notes on the
                                 New York Stock Exchange and have applied to list the euro notes on the Luxembourg Stock
                                 Exchange.

USE OF PROCEEDS...............   The proceeds of both offerings will be used
                                 primarily to repay indebtedness, as well as for general corporate purposes.

This prospectus supplement and related prospectus contain some information that may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. This information is subject to a number of assumptions, risks and uncertainties, including product pricing, costs to purchase or grow (and availability of) fresh produce and other raw materials, currency exchange rate fluctuations, natural disasters and unusual weather conditions, operating efficiencies, labor relations, access to capital, actions of governmental bodies, actions or failures to act of customers, suppliers and other third parties with respect to Year 2000 readiness, and other market and competitive conditions, many of which are beyond the control of Chiquita. Actual results or developments may differ materially from the expectations expressed or implied in the forward-looking information.

                                  RISK FACTORS

NOTE: THIS RISK FACTORS SECTION SUPERSEDES IN ITS ENTIRETY THE SECTION ENTITLED "RISK FACTORS" IN THE ACCOMPANYING PROSPECTUS DATED MAY 1, 1996.

  In evaluating the notes, potential investors should consider the following risk factors carefully. They may help you assess Chiquita's business operations or its ability to meet its obligations under the notes. You can find more information in our 1998 10-K Report, 1998 Annual Report to Shareholders, First Quarter 1999 10-Q Report and 8-K Current Reports dated May 18, 1999 and June 4, 1999.

RISK FACTORS RELATING TO CHIQUITA'S BUSINESS

  CHIQUITA HAS INCURRED SIGNIFICANT LOSSES IN RECENT YEARS. After eight consecutive years of annual earnings growth ending in 1991, Chiquita has had losses in five of the last seven years. See "Selected Consolidated Financial Information" for information about the last five fiscal years. A principal reason for these losses is the European Union banana quota system, discussed below, which was adopted in 1992 and implemented in 1993. In addition, adverse weather and labor strikes, also discussed below, have negatively affected our operating results in certain of these years. At March 31, 1999, our accumulated earnings deficit was $174 million and our total shareholders' equity was $835 million.

  THE EUROPEAN UNION BANANA REGULATION HAS REDUCED CHIQUITA'S EUROPEAN BUSINESS AND ADDED SIGNIFICANT COSTS. In connection with the creation of unified laws among members of the European Union, on July 1, 1993, the EU implemented a quota system which had the effect of restricting the volume of Latin American bananas which could be imported into the EU. Since Latin America is our primary source of bananas, this significantly limited the overall volume of bananas we could sell in the EU and, compared to the years before the quota, significantly decreased our market share.

  The EU banana quota system:

  - is administered through a system that requires licenses to import bananas,
  - grants preferred status to banana producers from the EU and its former colonies,
  - grants preferred status to banana importers within the EU, and
  - imposes restrictive quotas and tariffs on bananas imported from other sources, including Latin America.

These requirements increased our costs to import bananas from Latin America into the EU. After the EU quota regulations were enacted, banana prices within the EU increased and they have remained at a higher level than the levels prevailing prior to the quota. However, in other worldwide markets banana prices declined as the displaced EU volume entered those markets and they have remained lower than in the years before the EU quota.

  Rulings by international trade organizations between 1993 and 1997 concluded that the EU banana quota system violated the EU's international trade obligations. In January 1999, the EU put in place a revised banana import system which the EU claimed addressed the concerns of the prior trade rulings. In April 1999, a World Trade Organization arbitration panel ruled that this revised banana import system continues the same discrimination against the United States and Latin America which the previous rulings found. The panel authorized the United States to impose retaliatory trade sanctions against the EU in the amount of $191 million per year and, in accordance with the ruling, the United States has imposed retaliatory sanctions. This recent ruling is not appealable, and the EU has indicated that it will modify its banana import regulations to be consistent with its international trade obligations. However, we cannot predict the nature or extent of any modification, when it will occur or what impact it will have on Chiquita.

  ADVERSE WEATHER CONDITIONS AND CROP DISEASE CAN IMPOSE SIGNIFICANT COSTS AND LOSSES ON CHIQUITA'S BUSINESS. Fresh produce, including produce used in vegetable canning and other processed food operations, is vulnerable to adverse weather conditions including windstorms, floods, drought and temperature extremes. Unfavorable growing conditions can reduce both crop size and crop quality. In extreme cases, entire harvests may be lost in some geographic areas. These factors can increase costs, decrease revenues and lead to additional charges to earnings, which may result in operating losses. In 1998 and 1996, we incurred significant writedowns and costs as a result of industry-wide flooding in Costa Rica, Guatemala and Honduras.

  Fresh produce is also vulnerable to crop disease and to pests, which may vary in severity and effect depending on the stage of fruit production at the time of infection or infestation, the type of treatment applied and climatic conditions. Black sigatoka is a fungal disease which affects banana cultivations in most areas where they are grown commercially. The costs to control this disease and other infestations vary depending on the severity of the damage and the extent of the plantings affected.

  Adverse weather, disease and pests may also restrict market supplies and lead to an increase in prices for the affected fresh produce. Different suppliers may be affected differently, depending upon their ability and the cost to obtain alternate supplies from sources in other geographic areas.

  CHIQUITA OPERATES IN A COMPETITIVE ENVIRONMENT AND THE PRICING OF ITS PRODUCTS IS SUBSTANTIALLY DEPENDENT ON MARKET FORCES. Over half of our 1998 consolidated net sales were attributable to the sale of bananas. Bananas are distributed and marketed internationally in a highly competitive environment. Chiquita's primary competitors are a limited number of other international banana importers and exporters, although smaller companies, including growers' cooperatives, are a competitive factor. In order to compete successfully, Chiquita must be able to obtain bananas of uniformly high quality and, on a timely basis, transport and distribute them to worldwide markets.

  Fresh produce, including bananas, is highly perishable and must be brought to market and sold generally within 30 to 60 days after harvest. The selling price received for each type of produce depends on several factors, including:

  - the availability and quality of the produce item in the market, and
  - the availability and quality of competing types of produce.

For example, although banana production tends to be relatively stable throughout the year, banana pricing is seasonal. This is because bananas compete against other fresh fruit which generally comes to market beginning in the summer. As a result, banana prices are typically higher during the first half of the year. Excess supplies of any produce item or of a number of produce items may result in increased price competition.

  LABOR PROBLEMS CAN INCREASE COSTS OR EVEN DISRUPT PRODUCTION OF CROPS. Chiquita employs approximately 37,000 associates. Approximately 27,000 of these associates are employed in Central and South America, including 23,000 workers covered by 55 labor contracts. Strikes or other labor-related actions are sometimes encountered when labor contracts expire or during the term of the contracts. These may result in increased costs or decreased crop quality as a result of a temporary curtailment of agricultural practices. When prolonged strikes or other labor actions occur, growing crops may be damaged as a result of the disruption of irrigation, disease and pest control and other agricultural practices. In early 1998, approximately 5,000 workers in one of our Panama divisions went on a two-month strike. Because we were unable to properly maintain banana plants during the strike, plants at the affected farms had to be rehabilitated.

  THERE IS UNCERTAINTY CONCERNING POTENTIAL YEAR 2000 PROBLEMS. There are widespread uncertainties about the Year 2000 problems which arise due to the inability of many computer and micro-processor systems to distinguish between the year 1900 and the year 2000. These uncertainties are faced by all companies, including

Chiquita. In connection with our multi-year company-wide Year 2000 Project, we have taken, and are continuing to take, many steps to assess and repair or otherwise address these potential problems, including preparation of contingency plans by all business units. However, uncertainties still arise relating to Year 2000 concerns, primarily because we are unable to determine with complete confidence the degree of Year 2000 readiness of many third parties who are important to our business, such as:

  - suppliers,
  - customers,
  - U.S. federal, state and local governments and
  - foreign governments.

  We are unable to determine at this time whether or not the consequences of Year 2000 failures will have a material impact on our financial statements. However, we believe the most reasonably likely worst case scenario is that there could be some localized temporary disruptions to portions of our business activities, such as banana production, shipping, ripening and data processing, rather than systemic or long-term problems affecting our business operations as a whole.

  THERE ARE OTHER RISKS OF INTERNATIONAL OPERATIONS. Chiquita's operations are heavily dependent upon products grown and purchased in certain Central and South American countries. These activities are subject to risks that are inherent in operating in these countries, including the following:

  - government regulations and administrative policies may change quickly,
  - many countries impose currency restrictions and other restraints,
  - in some countries, there is a risk that the government may expropriate assets,
  - some countries impose burdensome taxes,
  - political changes may lead to changes in the business environment in which we operate, and
  - in some countries our operations are dependent on leases and other agreements with the government.

  At the same time, we sell our products in a large number of countries around the world. Risks associated with operating in international markets include the following:

  - profit margins on sales may be significantly affected by fluctuations in currency exchange rates and
  - economic downturns, political instability and war or civil disturbances may disrupt distribution logistics or limit sales in individual markets.

  OUR WORLDWIDE OPERATIONS AND PRODUCTS ARE HIGHLY REGULATED IN THE AREAS OF FOOD SAFETY AND PROTECTION OF HUMAN HEALTH AND THE ENVIRONMENT. Our operations are subject to extensive governmental regulations, including laws and regulations governing the use and disposal of pesticides and other chemicals. In order to maintain compliance with all of the laws and regulations that apply to our operations, we have been and may in the future be required to modify our operations, purchase new equipment or construct capital improvements. Violations of these laws and regulations can result in substantial fines or penalties. In addition, we have been and may in the future become subject to private lawsuits alleging that our operations caused personal injury or property damage.

  CHIQUITA IS THE SUBJECT OF AN INVESTIGATION BY THE SECURITIES AND EXCHANGE COMMISSION. In early May 1998, a Cincinnati, Ohio newspaper published accounts describing alleged improper environmental and business practices by Chiquita in certain of its operations in Central and South America. The newspaper reported that one of its sources had previously provided to the SEC information furnished to the newspaper. In late June 1998, the newspaper renounced the series of articles as containing untrue accusations and conclusions and creating a false and misleading impression of Chiquita's business practices.

  In April 1998, Chiquita was notified that it is the subject of a confidential investigation by the SEC seeking to determine whether Chiquita has complied with certain provisions of the Securities Exchange Act of 1934, including provisions of the Foreign Corrupt Practices Act (the "FCPA"). The investigation seeks to determine whether Chiquita, with respect to certain operations in Central and South America, has complied with FCPA provisions relating to the making or offering of illegal payments to foreign officials and the maintenance of fair and accurate books, records and accounts and an appropriate system of internal accounting controls or has complied with Exchange Act provisions relating to the making, or filing with the SEC of reports containing, untrue statements of material fact or omissions of material fact. We believe that we have not violated the Exchange Act or the FCPA, and we are cooperating with the investigation. However, we are not in a position to predict the outcome of the investigation.

RISK FACTORS RELATING TO CHIQUITA'S ABILITY TO PAY THE NOTES

  CHIQUITA IS HIGHLY LEVERAGED. At March 31, 1999, Chiquita and its subsidiaries had short-term notes and loans payable of $137 million and long-term debt (including current maturities) of approximately $1.0 billion. At the same date, the percentage of total debt to total capitalization for Chiquita was 58%. The significant amount of our indebtedness could adversely affect our financial health and could limit our ability to fulfill our obligations under the notes.

  OUR SUBSIDIARIES HOLD MOST OF OUR ASSETS AND CONDUCT MOST OF OUR
OPERATIONS. Most of Chiquita's operations are conducted through its subsidiaries. Therefore, Chiquita, the parent company, which is the issuer of the notes, depends on the cash flow of its subsidiaries to meet its obligations. Because the creditors of these subsidiaries have direct claims on the subsidiaries and their assets, the claims of holders of Chiquita securities are "structurally subordinated" to any existing and future liabilities of its subsidiaries, including trade payables. This means that the creditors of the subsidiaries have priority in their claims on the assets of the particular subsidiaries over the creditors of Chiquita, the parent company. As of March 31, 1999, liabilities of Chiquita's subsidiaries included $413 million of indebtedness.

  A LIQUID TRADING MARKET FOR THE NOTES MAY NOT DEVELOP. Prior to this offering, there was no public market for the notes. We intend to apply to list the dollar notes on the New York Stock Exchange and the euro notes on the Luxembourg Stock Exchange. The liquidity of any market for the notes will depend upon the following:

  - the number of holders of the notes,
  - our financial performance, and
  - the market for similar securities.

Also, the market for non-investment grade debt like the notes has been subject to substantial price swings. Therefore, it is not certain that an active trading market will develop or, if a market develops, what the liquidity or pricing characteristics of that market will be.

                              RECENT DEVELOPMENTS

     For the quarter ended March 31, 1999, Chiquita reported net income of $49 million. We have announced that we expect our second quarter 1999 results will be significantly lower than the $53 million we reported in the second quarter of 1998. The expected decrease is primarily due to significantly lower European banana pricing in the second quarter to date on higher industry volume of banana sales in that market. The volume increase is due to a disproportionately large second quarter allocation of the annual supply of European Union banana import licenses. To a lesser extent, the Kosovo conflict in the Balkans and the continued depressed Russian market have put additional downward pressure on pricing in neighboring countries.

                                USE OF PROCEEDS

     We expect to receive net proceeds of approximately $          from the sale
of the dollar notes and net proceeds of approximately $          from the sale
of the euro notes, in each case after deducting underwriting discounts and fees and expenses incurred in connection with the offerings. We plan to use the net proceeds from the offerings primarily to repay or refinance other debt of Chiquita and its subsidiaries, as well as for general corporate purposes. Neither one of the offerings is dependent upon completion of the other offering.

     We will determine which debt to repay with the net proceeds from the offerings based on factors including, without limitation, prevailing market interest rates, redemption prices, maturities and other terms of the debt. Pending these repayments, we may invest the net proceeds in cash and equivalents.

     Some of the underwriters or their affiliates have lent money to Chiquita under existing credit facilities that may be repaid with net proceeds from the offerings. See "Underwriting."

                                 CAPITALIZATION

     The following table describes the unaudited capitalization of Chiquita at March 31, 1999 and also at that date as adjusted to give effect to the application of the proceeds from the sale of the dollar notes and the euro notes as described in "Use of Proceeds." This table should be read in conjunction with
(1) our consolidated financial statements and accompanying notes which are incorporated by reference in this prospectus supplement, (2) "Selected Consolidated Financial Data" and (3) "Use of Proceeds."

                                                                   MARCH 31, 1999
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              ----------    -----------
                                                               (DOLLARS IN THOUSANDS)
Short-term debt:
                                                                             $
  Notes and loans payable (a)...............................  $  137,040           (b)
  Long-term debt due within one year........................     101,335           (b)
                                                              ----------    ----------
         Total short-term debt..............................     238,375           (b)
                                                              ----------    ----------
Long-term debt:
  Long-term debt of parent company
    9 1/8% senior notes due 2004 (c)........................     175,000       175,000
    9 5/8% senior notes due 2004 (c)........................     247,445       247,445
    10 1/4% senior notes due 2006 (c).......................     148,965       148,965
        % senior notes due 2009.............................          --       125,000
        % senior notes due 2009 (75 million euro) (d).......          --        78,217
    7% subordinated debentures, due 2001, convertible into
     common stock at $43 per share(c).......................     112,010           (b)
  Long-term debt of subsidiaries (e)........................     245,037           (b)
                                                              ----------    ----------
         Total long-term debt...............................     928,457           (b)
                                                              ----------    ----------
         Total debt.........................................   1,166,832     1,166,832(b)
                                                              ----------    ----------
Shareholders' equity:
  Series A Preferred Stock (2,875,000 shares outstanding)...     138,369       138,369
  Series B Preferred Stock (2,300,000 shares outstanding)...     110,887       110,887
  Series C Preference Stock (84,371 shares outstanding).....       4,219         4,219
  Common stock, $.01 par value per share (65,734,685 shares
    outstanding) (f)........................................         657           657
  Capital surplus...........................................     758,935       758,935
  Accumulated deficit.......................................    (173,817)     (173,817)
  Accumulated other comprehensive loss......................      (4,088)       (4,088)
                                                              ----------    ----------
         Total shareholders' equity.........................     835,162       835,162
                                                              ----------    ----------
         Total capitalization...............................  $2,001,994    $2,001,994(b)
                                                              ==========    ==========

---------------

(a) Includes amounts outstanding under the Chiquita parent company $125 million revolving credit facility. At March 31, 1999, $70 million was outstanding and at May 31, 1999, $90 million was outstanding under this facility.

(b) The proceeds from the sale of the notes will be used primarily to repay our debt, including debt of our subsidiaries. The proceeds that are not used for debt repayment will be used for general corporate purposes. Pending use of these net proceeds, we may invest the net proceeds in cash and equivalents. See "Use of Proceeds." As of March 31, 1999, we had $97.9 million of cash and equivalents.

(c) The 9 1/8% senior notes and the 9 5/8% senior notes are not redeemable. The 10 1/4% senior notes are callable beginning in 2001 at a price of 105 1/8% of face value declining to face value in 2004. The 7% subordinated convertible debentures are currently redeemable at par.

(d) Represents 75 million euro translated at the May 28, 1999 closing exchange rate of 1.0429 dollars per euro.

(e) See Note 5 to Chiquita's consolidated financial statements for the year ended December 31, 1998 for discussion of operating lease commitments for ships and other facilities.

(f) Excludes approximately 21 million shares of common stock reserved at March 31, 1999 for issuance in connection with options (consisting of approximately 5 million shares issuable under currently exercisable options, approximately 7 million shares that may be issued under options not currently exercisable, and approximately 9 million shares available for future grant) and approximately 2 million shares reserved at March 31, 1999 for issuance under other employee benefit plans. See Notes 10 and 11 to our consolidated financial statements for the year ended December 31, 1998. Also, excludes approximately 3 million shares reserved for issuance upon conversion of our 7% Convertible Subordinated Debentures due 2001 and approximately 26 million shares reserved for issuance upon conversion of the preferred and preference stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table contains selected consolidated historical financial information for the periods presented. The information for the years ended December 31, 1994 through 1998 is derived from Chiquita's audited consolidated financial statements included in our Annual Report to Shareholders. The information for the first quarter is derived from Chiquita's unaudited consolidated financial statements included in our Form 10-Q for the quarter ended March 31, 1999. Both of these documents are incorporated by reference in this prospectus supplement. This information should be read in conjunction with our complete financial statements, including the accompanying notes, and "Management's Analysis of Operations and Financial Condition" in those reports. Interim results are subject to significant seasonal variations and are not necessarily indicative of the results of operations for a full fiscal year.

                                                    THREE MONTHS ENDED
                                                         MARCH 31,          YEAR ENDED DECEMBER 31,
                                                  -----------------------   -----------------------
                                                     1999         1998         1998         1997
                                                  ----------   ----------   ----------   ----------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net sales.......................................  $  693,002   $  717,217   $2,720,361   $2,433,726
Operating expenses
  Cost of sales.................................     514,775      540,587    2,206,047    1,935,870
  Selling, general and administrative...........      78,738       83,607      343,227      311,568
  Depreciation..................................      22,265       23,253       92,478       86,122
                                                  ----------   ----------   ----------   ----------
                                                     615,778      647,447    2,641,752    2,333,560
                                                  ----------   ----------   ----------   ----------
  Operating income(1)...........................      77,224       69,770       78,609      100,166
Interest income.................................       2,289        3,062       12,866       16,540
Interest expense................................     (26,693)     (27,999)    (108,757)    (108,913)
Other income, net...............................          88          245        7,370          750
                                                  ----------   ----------   ----------   ----------
  Income (loss) from continuing operations
    before income taxes.........................      52,908       45,078       (9,912)       8,543
Income taxes....................................      (4,200)      (4,000)      (8,500)      (8,200)
                                                  ----------   ----------   ----------   ----------
  Income (loss) from continuing operations......      48,708       41,078      (18,412)         343
Discontinued operations(2)......................          --           --           --           --
                                                  ----------   ----------   ----------   ----------
  Income (loss) before extraordinary item.......      48,708       41,078      (18,412)         343
Extraordinary loss from debt refinancing........          --           --           --           --
                                                  ----------   ----------   ----------   ----------
Net income (loss)...............................  $   48,708   $   41,078   $  (18,412)  $      343
                                                  ==========   ==========   ==========   ==========
Diluted earnings (loss) per common share:
  Continuing operations.........................  $      .60   $      .52   $     (.55)  $     (.29)
  Discontinued operations(2)....................          --           --           --           --
  Extraordinary item............................          --           --           --           --
                                                  ----------   ----------   ----------   ----------
  Net income (loss).............................  $      .60   $      .52   $     (.55)  $     (.29)
                                                  ==========   ==========   ==========   ==========
BALANCE SHEET DATA (AT THE END OF THE PERIOD):
  Cash and marketable securities................  $   97,902   $   91,309   $   88,906   $  125,702
  Net working capital...........................     262,449      389,475      308,805      300,348
  Total assets..................................   2,518,494    2,517,797    2,509,133    2,401,613
  Short-term debt...............................     238,375      132,038      169,279      152,564
  Long-term debt................................     928,457    1,031,451    1,002,606      961,972
  Shareholders' equity..........................     835,162      861,902      793,980      780,086
OTHER DATA:
  Operating income plus other income,
    depreciation and amortization(1)............  $  101,181   $   94,940   $  185,117   $  192,504
  Capital expenditures(3).......................      23,744       13,573      118,250       76,248
  Dividends per common share....................         .05          .05          .20          .20
  Ratio of earnings to fixed charges(4).........        2.40         2.14           --(4)      1.06


                                                      YEAR ENDED DECEMBER 31,
                                                  ------------------------------------
                                                     1996         1995         1994
                                                  ----------   ----------   ----------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net sales.......................................  $2,435,248   $2,565,992   $2,505,826
Operating expenses
  Cost of sales.................................   1,947,888    1,958,063    1,996,179
  Selling, general and administrative...........     313,490      333,537      331,498
  Depreciation..................................      89,534       98,622      106,964
                                                  ----------   ----------   ----------
                                                   2,350,912    2,390,222    2,434,641
                                                  ----------   ----------   ----------
  Operating income(1)...........................      84,336      175,770       71,185
Interest income.................................      28,276       28,157       22,902
Interest expense................................    (130,232)    (163,513)    (167,464)
Other income, net...............................         892        1,455        2,566
                                                  ----------   ----------   ----------
  Income (loss) from continuing operations
    before income taxes.........................     (16,728)      41,869      (70,811)
Income taxes....................................     (11,000)     (13,900)     (13,500)
                                                  ----------   ----------   ----------
  Income (loss) from continuing operations......     (27,728)      27,969      (84,311)
Discontinued operations(2)......................          --      (11,197)      35,611
                                                  ----------   ----------   ----------
  Income (loss) before extraordinary item.......     (27,728)      16,772      (48,700)
Extraordinary loss from debt refinancing........     (22,838)      (7,560)     (22,840)
                                                  ----------   ----------   ----------
Net income (loss)...............................  $  (50,566)  $    9,212   $  (71,540)
                                                  ==========   ==========   ==========
Diluted earnings (loss) per common share:
  Continuing operations.........................  $     (.72)  $      .37   $    (1.76)
  Discontinued operations(2)....................          --         (.21)         .69
  Extraordinary item............................        (.41)        (.14)        (.44)
                                                  ----------   ----------   ----------
  Net income (loss).............................  $    (1.13)  $      .02   $    (1.51)
                                                  ==========   ==========   ==========
BALANCE SHEET DATA (AT THE END OF THE PERIOD):
  Cash and marketable securities................  $  285,558   $  271,418   $  165,523
  Net working capital...........................     379,977      366,893      230,434
  Total assets..................................   2,466,934    2,623,533    2,774,239
  Short-term debt...............................     135,089      172,333      221,051
  Long-term debt................................   1,079,251    1,242,046    1,364,836
  Shareholders' equity..........................     724,253      672,207      644,809
OTHER DATA:
  Operating income plus other income,
    depreciation and amortization(1)............  $  181,683   $  281,806   $  186,831
  Capital expenditures(3).......................      74,641       64,640      136,981
  Dividends per common share....................         .20          .20          .20
  Ratio of earnings to fixed charges(4).........          --(4)      1.20           --(4)

---------------
(1) Includes the following unusual items: write-downs and costs of $74 million in 1998 resulting from widespread flooding in Honduras and Guatemala as a result of Hurricane Mitch; write-downs and costs of $70 million in 1996 resulting from industry-wide flooding in Costa Rica, Guatemala and Honduras, the modification of distribution logistics and the wind-down of particular banana production facilities, and certain claims relating to prior European Union quota restructuring actions; a net gain of $19 million in 1995 resulting primarily from divestitures of operations and sales of older ships; and charges and losses of $67 million in 1994 resulting primarily from farm closings and write-downs of banana cultivations following a strike in Honduras and the substantial reduction of the Company's Japanese "green" banana trading operations.

(2) Includes net operating results of the Company's Meat Division operations, which were sold in December 1995.

(3) Includes capital expenditures of: $40 million in 1998 for a combination of
    (1) the rehabilitation of banana cultivations following a two-month strike in Panama and (2) the reconfiguration of Chiquita's expanded vegetable canning operations; $19 million in 1997 and $15 million in 1996 to rehabilitate banana farms and other assets damaged by storms in 1996; and $70 million in 1994 for the acquisition of ships and containers.

(4) For purposes of calculating the ratio of earnings to fixed charges, earnings are calculated as the sum of the income (loss) from continuing operations before income taxes, fixed charges (other than capitalized interest) and amortization of capitalized interest, less undistributed earnings of less-than-fifty-percent-owned investees. Fixed charges consist of interest on indebtedness (including capitalized interest and amortization of debt discount) and a portion of rent considered to represent interest cost. Fixed charges exceeded earnings by approximately $12 million for the 1998 fiscal year, $14 million for the 1996 fiscal year and $75 million for the 1994 fiscal year.

                              DESCRIPTION OF NOTES

[NOTE TO EDGAR READERS: To assist readers of the printed version of this prospectus supplement, in the printed version the following sidebar text appears on each of the even-numbered pages from page S-14 through page S-38.

The list below shows where the words listed are defined in this supplement:

acquired indebtedness                                                      S-23
additional amounts                                                         S-18
adjusted consolidated assets                                               S-24
affiliate                                                                  S-23
change of control                                                          S-29
change of control triggering event                                         S-29
comparable issue                                                           S-15
comparable price                                                           S-16
consolidated interest expense                                              S-24
consolidated net income                                                    S-24
consolidated tax expense                                                   S-24
fixed charge coverage ratio                                                S-23
food-related businesses                                                    S-23
GAAP                                                                       S-23
indebtedness                                                               S-20
independent investment banker                                              S-15
intercompany debt obligations                                              S-23
investment grade                                                           S-32
lien                                                                       S-25
makewhole rate                                                             S-15
permitted indebtedness                                                     S-21
permitted liens                                                            S-25
permitted Lindner holders                                                  S-30
public equity offering                                                     S-17
purchase date                                                              S-32
rating agencies                                                            S-31
rating category                                                            S-31
rating date                                                                S-31
rating decline                                                             S-31
refinancing indebtedness                                                   S-22
related person                                                             S-23
restricted payment                                                         S-27
United States alien                                                        S-19]

The particular terms of the notes offered in this prospectus supplement are described below. The euro notes and the dollar notes are separate series of Senior Debt Securities described in the accompanying prospectus beginning on page 7. The following descriptions are applicable to both the euro notes and the dollar notes, unless it is clear from the context that the description relates to just one series of notes. You should also read the description of the Senior Debt Securities in the prospectus which also applies to the notes. However, if any specific provisions in this prospectus supplement are inconsistent with the description in the prospectus, the information in this prospectus supplement governs and supersedes the conflicting information in the prospectus.

GENERAL

     The euro notes and the dollar notes will each be issued as a series of Senior Debt Securities under the Indenture, dated as of February 15, 1994, as supplemented to date, between the Company and The Fifth Third Bank, as Trustee, which is also described in the accompanying prospectus.

     The following statements are summaries of provisions that will be contained
in (a) the third supplemental indenture to be dated as of June   , 1999, which
amends the indenture, and (b) certificates setting forth the terms of the euro notes and the dollar notes which will be adopted in accordance with the indenture. Once the terms of the notes are adopted by our board of directors, they will become a part of the indenture. We will file copies of forms of these documents as exhibits to a Current Report on Form 8-K. Upon filing, it will be incorporated by reference into the prospectus and this prospectus supplement. This description is not complete and is qualified in its entirety by reference to the third supplemental indenture and terms of the euro notes and the dollar notes.

     The notes will be general unsecured obligations of Chiquita, the parent company, and will rank equally with Chiquita's existing and future senior unsecured indebtedness. At March 31, 1999, Chiquita had $571 million of outstanding parent company long-term senior debt. Most of Chiquita's operations are conducted through its subsidiaries. Therefore, Chiquita's ability to service its debt, including the notes, is dependent to a great degree upon the earnings of its subsidiaries and their ability to distribute those earnings as dividends, loans or other payments to Chiquita. The notes are "structurally subordinated" to all existing and future liabilities of Chiquita's subsidiaries, including trade payables. This means that the creditors of the subsidiaries have priority in their claims on the assets of the particular subsidiaries over the creditors of Chiquita, the parent company. At March 31, 1999, liabilities of our subsidiaries for debt totaled $413 million.

     The series of euro notes will be limited in aggregate principal amount to euro150 million; currently, we are offering euro75 million of euro notes primarily in Europe. The series of dollar notes will be limited in aggregate principal amount to $200 million; currently, we are offering

$125 million of dollar notes primarily in the U.S. We may issue additional amounts of either euro notes or dollar notes from time to time after the closing date of these offerings, subject to the limitations described below under "Certain Covenants -- Limitations on Indebtedness" and restrictions contained in our revolving credit agreement and other agreements which may be applicable at the time we propose to issue additional notes.

     Both series of notes will mature on             , 2009. The notes will bear
interest at the annual rate shown on the cover of this prospectus supplement
from           , 1999 or from the most recent interest payment date to which interest has been paid or provided for. We will pay interest on each series of
notes on                and                of each year, commencing
            ,        , to each registered noteholder at the close of business on
the      day of the month in which the interest payment will be made. The notes will be issued only in fully registered form in denominations of $1,000 for the dollar notes, and euro1,000 for the euro notes, and integral multiples of $1,000 or euro1,000, as applicable. Although both series of notes have substantially the same terms, they are issued as two separate series under the indenture and will not have any voting rights together as one class.

OPTIONAL REDEMPTION

     We may redeem the notes at our option, in whole or in part, at one time or from time to time, upon not less than 30 nor more than 60 days' notice.

     BEGINNING IN 2004.  If we choose to redeem the notes after           ,
2004, the amount that we will pay upon redemption will equal the percentage of the principal amount set forth below plus accrued and unpaid interest to the redemption date. All notes redeemed during the 12-month period beginning on of the years indicated below will be redeemed at the corresponding redemption amount:

                                       PERCENTAGE
              YEAR                   FOR EURO NOTES
              ----                   --------------
2004.............................               %
2005.............................               %
2006.............................               %
2007 and thereafter..............               %

                                       PERCENTAGE
              YEAR                  FOR DOLLAR NOTES
              ----                  ----------------
2004............................                %
2005............................                %
2006............................                %
2007 and thereafter.............                %

     MAKEWHOLE REDEMPTION. If we choose to redeem the notes prior to , 2004, we must pay a redemption price equal to the greater of:

     (1) 100% of the principal amount of the notes to be redeemed, or

     (2) the sum of the present values of:

         - the redemption price of the notes at                     , 2004 (as
           set forth in the applicable table appearing above under the caption "Optional Redemption -- Beginning in 2004") and

         - any interest that would have accrued on the notes from the redemption
           date through                , 2004,

         in each case discounted to the redemption date on a semiannual basis at
         the makewhole rate, plus      basis points; plus,

    in either case, any accrued and unpaid interest to the redemption date (subject to appropriate adjustments if the redemption date falls between an interest payment date and its corresponding record date).

     "Makewhole rate" means, for any redemption date, the annual rate equal to the yield to maturity, compounded semi-annually, of a selected comparable issue, assuming a price for the selected comparable issue equal to the comparable price for the particular redemption date.

     "Comparable issue" means a particular United States treasury security for the dollar notes and a particular German Bund security for the euro notes, in each case selected by an applicable independent investment banker as having a maturity comparable to the earliest optional redemption of the applicable notes that would be utilized in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term.

     "Independent investment banker" means an investment banking firm appointed by the trustee after consultation with Chiquita from a predetermined group of firms consisting of the following:

     - Lehman Brothers Inc. and Salomon Smith Barney Inc. and their respective successors for the dollar notes and

     - Salomon Brothers International Limited and Warburg Dillon Read and their respective successors for the euro notes;

provided, that if any of these firms ceases to be a primary dealer in U.S. government securities for the dollar notes and German government securities for the euro notes with an office in New York City or Frankfurt, Germany, as applicable, Chiquita will name another dealer meeting these conditions so that at all times there are two firms in each group.

     "Comparable price" means, for any redemption date:

     (1) for the dollar notes:

     (a) the yield for the comparable issue on the third business day preceding the redemption date, as set forth under the heading which represents the average for the immediately prior week, appearing in the most recently published statistical release designated "H.15(519)" (or any successor release) published by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities" or

     (b) if that release (or any successor release) is not published or does not contain the applicable prices on the applicable business day, the average of the reference quotations for the comparable issue for that redemption date made by the independent investment bankers. Each independent investment banker will provide a quotation of the yield for the comparable issue (expressed in each case as a yield to maturity at 5:00 p.m. on the third business day preceding the redemption date), and the trustee will determine the average of the quotations and

     (2) for the euro notes:

     (a) the mid-market yield for the comparable issue on the third business day preceding the redemption date, as set forth under the heading which represents the average for the immediately prior week, appearing on Reuters page AABBUND01 (or its successor) or

     (b) if that page (or successor page) is not available or does not contain the applicable prices on the applicable business day, the average of the reference quotations for the comparable issue for that redemption date made by the independent investment bankers. Each independent investment banker will provide a quotation of the mid-market yield for the comparable issue (expressed in each case as a yield to maturity at 5:00 p.m. on the third business day preceding the redemption date), and the trustee will determine the average of the quotations.

     REDEMPTIONS WITH THE PROCEEDS OF PUBLIC EQUITY OFFERINGS.  Prior to
               , 2002, Chiquita may redeem up to a maximum of 35% in aggregate principal amount of the euro notes and 35% in aggregate principal amount of the dollar notes with the proceeds of one or more public equity offerings, at a
redemption price equal to      % of the principal amount of the euro notes and
     % of the principal amount of the dollar notes plus, in each case, accrued and unpaid interest, if any, to the redemption date (subject to appropriate adjustments if the redemption date falls between an interest payment date and its corresponding record date). After the redemption, at least 65% of the original aggregate principal amount of the applicable series of notes must remain outstanding. Any redemption must be made within 75 days of the public equity offering.

     "Public equity offering" means a public offering of Chiquita common stock pursuant to an effective registration statement under the Securities Act.

     NOTICE OF REDEMPTION. We must provide the affected noteholders with notice of any redemption at least 30 but not more than 60 days before the date set for redemption. The notice must specify the date fixed for redemption. In the case of a makewhole redemption, the notice must describe how the redemption price will be calculated, but does not need to include the redemption price itself. We must certify to the trustee the actual redemption price, calculated as described in the notice, at least two business days before the redemption date. In the case of all other redemptions, we must specify the redemption price.

     Notices will be made by mail at the addresses of registered noteholders as they appear in the debt security register. As long as the euro notes are listed on the Luxembourg Stock Exchange, and the rules of that exchange require it, we will also publish notice of any redemption of any euro notes in a newspaper having a general circulation in Luxembourg (which is expected to be the Luxembourger Wort).

TAX REDEMPTION

     We may redeem the notes at our option as a whole at any time, upon provision of notice as described above, at a redemption price equal to 100% of the outstanding principal amount thereof, plus accrued interest to the date fixed for redemption and additional amounts (as defined below), if any, if we determine that

     (1) as a result of any change in or amendment to the laws affecting taxation (or any regulations or rulings promulgated thereunder) of the United States, or any of its political subdivisions or any change in the official application or interpretation of such laws, regulations or rulings, we have or will become obligated to pay Additional Amounts with respect to the notes as described under "Payment of Additional Amounts" or

     (2) any action (including any of those specified in (1) above) has been taken by any taxing authority of, or any action has been brought in a court of competent jurisdiction in, the United States, whether or not such action was taken or brought with respect to us, or any change, amendment, application or interpretation shall be officially proposed on or after the initial issue date of the notes, which in any such case, in the written opinion of independent legal counsel of recognized standing, results in a substantial probability that we will be required to pay Additional Amounts with respect to the notes as described under "Payment of Additional Amounts" and, in the case of (1) and (2) above, such obligation cannot be avoided by our taking reasonable measures available to us which do not require undue effort or expense.

PAYMENT OF ADDITIONAL AMOUNTS

     All payments of principal of, premium, if any, and interest on the notes will be made without deduction or withholding for or on account of any present or future tax, assessment or other governmental charge, of whatever nature, imposed or levied by or within the United States or by or within any political subdivision or taxing authority thereof or therein, except as required by law. Chiquita will pay such additional amounts ("additional amounts") as may be necessary so that every net payment on the notes to a holder thereof who is a United States alien (as defined below), after deduction or withholding for or on account of any present or future tax, assessment or other governmental charge imposed upon such holder, or by reason of the making of any such payment, by or within the United States, or any political subdivision or taxing authority thereof or therein, will not be less than the amount provided for in such note to be due and payable; provided that we shall not be required to make any payment of additional amounts for or on account of:

     (a) any tax, assessment or other governmental charge which would not have been imposed but for (1) the existence of any present or former connection between such holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such holder, if such holder is an estate, a trust, a partnership or a corporation) and the United States, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been present therein, being or having been a citizen or resident thereof, being or having been engaged in a trade or business therein, or having or having had a permanent establishment therein, (2) the failure of such holder to comply with any certification, identification or information reporting requirements under the income tax laws and regulations of the United States, without regard to a tax treaty, or of any political subdivision or taxing authority thereof or therein, to establish entitlement to an exemption from withholding as a United States alien or (3) the presentation of such note or interest coupon for payment on a date more than 10 days after the date on which such payment became due and payable or the date on which such payment is duly provided for, whichever occurs later;

     (b) any estate, inheritance, gift, sales, transfer, personal property or any similar tax, assessment or other governmental charge;

     (c) any tax, assessment or other governmental charge which is payable other than by withholding from payments of principal of, premium, if any, or interest on the notes;

     (d) any tax, assessment or other governmental charge imposed by reason of such holder's past or present status as a personal holding company, foreign personal holding company or controlled foreign corporation with respect to the United States or as a corporation that accumulates earnings to avoid United States federal income tax;

     (e) any tax, assessment or other governmental charge which is required to be withheld by any paying agent from payments of principal of, premium, if any, or interest on the notes if such payment can be made without such withholding by at least one other paying agent;

     (f) any tax, assessment or other governmental charge imposed by reason of such holder's past or present status as the actual or constructive owner of 10% or more of the total combined voting power of all classes of our stock entitled to vote; or

     (g) any combination of items (a), (b), (c), (d), (e) or (f);

nor shall additional amounts be paid to any holder who is not the beneficial owner of such note to the extent that the beneficial owner thereof would not have been entitled to payment of such additional amounts had such beneficial owner been the holder of such note.

     "United States Alien" means any person who is, for United States federal income tax purposes, as to the United States: (1) a foreign corporation; (2) a foreign partnership any member of which is, as to the United States, a foreign corporation, a nonresident alien individual or a nonresident alien fiduciary of a foreign estate or trust; (3) a nonresident alien individual; or (4) a nonresident alien fiduciary of a foreign estate or trust.

SINKING FUND

     The notes will not be subject to any sinking fund payment obligations.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We have agreed not to consolidate or merge with or into any other entity, or sell, lease or convey all or substantially all of our assets to any other entity in any one or more transactions unless the following conditions are met:

     (1) either Chiquita, the parent company, is the surviving entity or the successor entity must be organized under the laws of the United States of America or any state or the District of Columbia, the Bahamas, Barbados, Bermuda, the British Virgin Islands, the Cayman Islands, any of the Channel Islands or the Netherlands Antilles and must expressly assume Chiquita's obligations under the notes and the indenture;

     (2) immediately after the transaction, no default or event of default under the indenture may have occurred and be continuing;

     (3) immediately after the transaction, the surviving entity must be able to incur at least $1.00 of additional indebtedness under the fixed charge coverage ratio described below under "Certain Covenants -- Limitations on Indebtedness";

     (4) if the surviving entity is organized in a jurisdiction other than (a) the United States or (b) the jurisdiction in which the predecessor obligor on the notes was organized immediately before the transaction, then:

          - the obligations of the surviving entity relating to the notes and under the indenture must be enforceable under the laws of the new jurisdiction, subject to customary exceptions;

          - the U.S. federal income tax status of holders of the notes must not be affected;

          - the surviving entity must agree in writing to submit to jurisdiction and appoint an agent for service of process each under the same terms as the predecessor obligor had been required;

          - the surviving entity must agree in writing to pay "additional amounts" as provided under the indenture with respect to the predecessor obligor, except that such "additional amounts" shall relate to any withholding tax whatsoever regardless of any change of law, subject to exceptions substantially similar to those contained in the indenture; and

          - the board of directors of the surviving entity must determine in good faith that the transaction will have no material adverse effect on any noteholder; and

     (5) we must deliver to the trustee an officers' certificate and legal opinion covering certain conditions.

If Chiquita is not the surviving entity and the transaction meets the above conditions, the successor entity will be substituted for Chiquita and after that we would no longer have any obligations under the indenture or the notes.

CERTAIN COVENANTS

     The indenture contains the covenants summarized below, among others. These are agreements we have made of what we will do or not do as long as the notes are outstanding, unless these covenants are waived or amended as permitted by the indenture.

     LIMITATION ON INDEBTEDNESS. Chiquita, the parent company, will not, and will not permit any subsidiary to, create, incur, assume or guarantee the payment of any indebtedness (including acquired indebtedness) other than permitted indebtedness or refinancing indebtedness unless, after giving effect to the transaction, its fixed charge coverage ratio for the four full fiscal quarters immediately preceding the transaction, taken as a single period, is 2.0 to 1 or greater.

     "Indebtedness" means:

     (1) any liability which falls into one of the following categories:

          - for borrowed money, or under any reimbursement obligation relating to a letter of credit obtained in the ordinary course of business, or

          - evidenced by a bond, note, debenture or similar instrument given in connection with

            - the acquisition of any kind of businesses, properties or assets or

            - services incurred in connection with capital expenditures, but not including accounts payable or other indebtedness to trade creditors arising in the ordinary course of business or

          - for the payment of money relating to a capitalized lease obligation;

     (2) any liability of others described in clause (1) above that the entity has guaranteed or for which it is otherwise legally liable; and

     (3) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (1) and (2) above.

     "Permitted indebtedness" means indebtedness that falls into any of the following categories:

     (1) indebtedness of Chiquita or any subsidiary outstanding on the issue date of the notes offered under this prospectus supplement;

     (2) the notes offered

          - under this prospectus supplement or

          - in the concurrent offering, provided that offering is completed substantially concurrently with the offering under this prospectus supplement.

     (3) up to $250 million of indebtedness of Chiquita, the parent company, under revolving credit, term loan or other bank facilities, including any refinancings, extensions, amendments or other modifications of that indebtedness; provided that the proceeds of this indebtedness must be invested in, or used in connection with, food-related businesses;

     (4) indebtedness of a Chiquita subsidiary (including acquired indebtedness); provided that:

          - Chiquita, the parent company, has not guaranteed it and is not otherwise legally liable for it and

          - the proceeds of the indebtedness are or have been used for working capital purposes or for capital expenditures in food-related businesses;

     (5) acquired indebtedness of a subsidiary incurred in the acquisition of a food-related business; provided that:

          - Chiquita, the parent company, has not guaranteed it and is not otherwise legally liable for it,

          - it is not incurred in contemplation of the acquisition and

          - Chiquita's fixed charge coverage ratio for the four full fiscal quarters immediately preceding the acquisition, taken as a single period and adjusted to give effect to the acquisition, is greater than Chiquita's actual fixed charge coverage ratio for the same period;

\
     (6) indebtedness of Chiquita, the parent company, or any subsidiary which is either:

          - denominated in or measured by the currency of any country other than the United States, and incurred for hedging purposes in the ordinary course of business consistent with past practice or

          - a guaranty or other letter of credit support obligation, not incurred for borrowed money, for subsidiary indebtedness incurred for hedging purposes as described in the preceding bullet,

     (7) intercompany debt obligations; provided that any intercompany debt obligations of Chiquita, the parent company, must be:

          - evidenced by an intercompany note and

          - subordinated to the payment of the notes once they have become due and payable, whether at stated maturity, by acceleration or otherwise;

     (8) guarantees by a subsidiary of indebtedness of an unrelated third party, i.e., not Chiquita, another subsidiary of Chiquita or a related person; provided, that:

          - Chiquita, the parent company, has not guaranteed it and is not otherwise legally liable for it,

          - the aggregate amount of outstanding indebtedness guaranteed under this clause does not exceed $15 million at any time, and

          - the proceeds of the underlying indebtedness are or have been used by the borrower in food-related businesses; and

     (9) additional indebtedness (including acquired indebtedness) of Chiquita, the parent company, up to a maximum aggregate amount outstanding at any time of 5% of adjusted consolidated assets.

     "Refinancing indebtedness" means any renewals, extensions, amendments, modifications or other refinancings of:

     (1) any indebtedness of Chiquita, the parent company, or any of its subsidiaries outstanding on the issue date of the notes offered under this prospectus supplement or

     (2) other indebtedness permitted to be incurred by Chiquita, the parent company, or any of its subsidiaries pursuant to the terms of the indenture (other than indebtedness referred to in clauses (1), (3), (4), (5), (6), (7), (8) or (9) of the definition of permitted indebtedness), but only to the extent that:

          - the aggregate amount of indebtedness is not increased by the refinancing, and

          - the indebtedness incurred in the refinancing is not incurred by

            - a subsidiary, if Chiquita, the parent company, incurred the original indebtedness or

            - Chiquita, the parent company, if a subsidiary incurred the original indebtedness and it was not previously guaranteed by Chiquita, the parent company, or otherwise its legal liability.

     "Acquired indebtedness" means indebtedness of an entity:

     (1) existing at the time the entity becomes a subsidiary or

     (2) assumed in connection with the acquisition of the entity's assets.

     "Food-related businesses" means businesses or operations involving food or food products, including sourcing, processing, transportation, shipping and distribution, and related assets and infrastructure.

     "Intercompany debt obligations" means any indebtedness of Chiquita or any of its subsidiaries which is owed to a different member of the group of Chiquita and its subsidiaries.

     A "related person" means:

     (1) any affiliate of Chiquita, the parent company,

     (2) any individual or entity who directly or indirectly holds 10% or more of any class of Chiquita parent company capital stock,

     (3) any relative of an individual related person by blood, marriage or adoption, not more remote than a first cousin or

     (4) any officer or director of Chiquita, the parent company.

     An "affiliate" of any specified individual or entity means any other individual or entity who directly or indirectly controls or is controlled by or is under direct or indirect common control with the specified individual or entity. For the purposes of this definition, "control" of an entity means having the power to direct the management and policies of the entity directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

     "GAAP" means U.S. generally accepted accounting principles as in effect on the issue date of the notes offered under this prospectus supplement.

     "Fixed charge coverage ratio" means for any fiscal period the ratio of:

     (1) the sum of

          - consolidated net income plus

          - consolidated interest expense plus

          - consolidated tax expense plus

          - all depreciation and, without duplication, all amortization,

     in each case for that period, calculated on a consolidated basis, to

     (2) consolidated interest expense for that period.

In making the above calculation, the interest expense attributable to interest on any indebtedness computed on a pro forma basis which has a floating interest rate is computed as if the rate in effect on the date of the calculation had been the applicable rate for the entire period.

     "Consolidated net income" means, for any fiscal period, the consolidated net income or loss of Chiquita and its subsidiaries for that period, determined in accordance with GAAP but adjusted by excluding the after-tax effect of:

     (1) net gains or losses from asset dispositions other than in the ordinary course of business,

     (2) any gains or losses from currency exchange transactions other than in the ordinary course of business consistent with past practice,

     (3) the net income of any subsidiary to the extent that dividends or distributions by that subsidiary, up to the amount of the net income, are restricted or prohibited, and

     (4) any gains or losses attributable to asset or liability write-ups or write-downs other than in the ordinary course of business.

     "Consolidated tax expense" means, for any period, the aggregate consolidated federal, state, local and foreign income tax expense of Chiquita and its subsidiaries for that period, determined in accordance with GAAP.

     "Consolidated interest expense" means, for any fiscal period, the sum of:

     (1) the consolidated interest expense of Chiquita and its subsidiaries in that period, plus

     (2) without duplication, that portion of the consolidated capital lease rentals of Chiquita and its subsidiaries which represents the interest factor for that period, each determined in accordance with GAAP.

     "Adjusted consolidated assets" on any date means the amount of:

     (1) all assets of Chiquita and its subsidiaries on a consolidated basis, less

     (2) all indebtedness of Chiquita's subsidiaries on a consolidated basis,

each determined as of the last day of the immediately preceding fiscal quarter in accordance with GAAP.

     For purposes of determining any particular amount of indebtedness, obligations by more than one entity only need to be counted once. For purposes of determining compliance with this covenant:

     (1) if an item of indebtedness meets the criteria of more than one of the categories of permitted indebtedness or refinancing indebtedness, Chiquita may classify the indebtedness into a category in its sole discretion, and only needs to include the indebtedness in one category and

     (2) the amount of indebtedness issued at a price which is less than its principal amount will be equal to the amount of the liability under that indebtedness determined in accordance with GAAP.

     LIMITATION ON LIENS. Chiquita, the parent company, will not, and will not permit any subsidiary to, create, assume, incur or permit any lien upon any of their assets without providing for the notes to be secured equally and ratably with the indebtedness or other obligations being secured by the lien, except for:

     (1) permitted liens and

     (2) liens, not including permitted liens, which at the time secure indebtedness in an amount up to 5% of adjusted consolidated assets; provided that the amount available for these liens, must be reduced by the aggregate "value" of sale and leaseback transactions referred to in clause (3) of the section relating to sale and leaseback transactions.

     "Lien" means any mortgage, lien, pledge, security interest, conditional sale or other title retention agreement, charge or other security interest or encumbrance of any kind.

     "Permitted liens" means liens that fit into any of the following categories:

      (1) any liens on assets of Chiquita, the parent company, or any subsidiary existing on the issue date of the notes offered under this prospectus supplement;

      (2) liens on assets acquired after the issue date of the notes or liens to secure the purchase price of assets to be acquired;

      (3) liens on properties of any subsidiary which secure indebtedness used for working capital purposes or capital expenditures relating to food-related businesses;

      (4) liens securing indebtedness of Chiquita, the parent company, or any subsidiary to the extent permitted under clause (6) of the definition of permitted indebtedness;

      (5) liens on an entity or its assets existing at the time the entity becomes a subsidiary or assumed in connection with the acquisition of its assets;

      (6) liens on working capital assets;

      (7) any extension, renewal or replacement, or successive extensions, renewals or replacements, in whole or in part, of any of the foregoing;

      (8) carriers', warehousemen's, mechanics', materialmen's, repairmen's or other like liens

           -  arising in the ordinary course of business and

           - for amounts not overdue for more than 90 days or being contested in good faith by appropriate proceedings;

      (9) judgment liens and other similar liens arising in the ordinary course of business, provided, that:

           - the enforcement of the liens is stayed;

           - the claims secured by the liens are being actively contested, in good faith and by appropriate proceedings; and

           - the judgment would not otherwise constitute a default or event of default under the indenture;

     (10) liens securing intercompany debt obligations;

     (11) liens for taxes not yet due or payable or being contested in good faith;

     (12) liens on property of a foreign subsidiary to secure indebtedness of that foreign subsidiary;

     (13) liens in accordance with customary banking practice to secure indebtedness in connection with foreign trade;

     (14) easements, rights-of-way, restrictions and other similar encumbrances to the extent they are incurred in the ordinary course of business;

     (15) pledges or deposits in connection with workers' compensation;

     (16) unemployment insurance and other social security legislation; and

     (17) deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds, interest rate, foreign exchange and commodity hedging transactions and other similar obligations incurred in the ordinary course of business.

     LIMITATION ON SALE AND LEASEBACK TRANSACTIONS. Chiquita, the parent company, will not enter into any sale and leaseback transaction, or series of related transactions, of assets:

     - with an aggregate fair market value of $10 million or more and

     - in food-related businesses,

unless an amount equal to the greater of the proceeds of the sale or the fair value of the property is applied to:

     - build or purchase capital assets used in Chiquita's business or

     - retire long-term indebtedness for borrowed money of Chiquita, the parent company, including the notes;

provided that Chiquita may enter into:

     (1) intercompany sale and leaseback transactions,

     (2) temporary sale and leaseback transactions with a term not longer than three years and

     (3) sale and leaseback transactions the "value" of which, together with the amount of secured indebtedness referred to in clause (2) of the section entitled "Limitation on Liens," at the time, does not exceed 5% of adjusted consolidated assets.

     LIMITATION ON RESTRICTED PAYMENTS. Chiquita, the parent company, will not, and will not permit any subsidiary, directly or indirectly, to make any restricted payment unless, at the time and after giving effect to the proposed restricted payment, the following conditions are met:

     (1) no default or event of default under the indenture may have occurred and be continuing, and

     (2) the aggregate amount of all restricted payments declared or made on or after January 1, 1994 may not exceed the sum of:

          - either

            - 50% of Chiquita's total consolidated net income accrued on a cumulative basis during the period beginning on January 1, 1994 and ending on the last day of its last fiscal quarter ending prior to the date of the proposed restricted payment or,

            - 100% of the total cumulative consolidated net loss for the same period; plus

          - the aggregate proceeds received by Chiquita on or after January 1, 1994:

            - as capital contributions or

            - from the issuance and sale of:

              (a) Chiquita capital stock to any person or entity other than a subsidiary, excluding the issuance or sale of preferred stock that is

                   - mandatorily redeemable for cash, or

                   - redeemable at the option of its holder
                   in each case, prior to the maturity of the notes,
                   namely                , 2009 or

              (b) any other Chiquita securities which:

                   - are convertible into or exercisable for Chiquita capital stock, other than the types of redeemable preferred stock described above and

                   - have been converted or exercised; plus

          - $70 million.

As of March 31, 1999, the aggregate amount available for restricted payments under clause (2) was approximately $410 million.

The foregoing provisions limiting restricted payments do not prevent the payment of any dividend, within 60 days after it was declared, if at the date it was declared, the payment would have been permitted.

     A "restricted payment" occurs if Chiquita, the parent company, directly or indirectly, does or permits any of its subsidiaries to do any of the following:

     (1) either

          - declare or pay any dividend on or make any distribution in respect of any of Chiquita's capital stock or

          - purchase, redeem or retire for value any of Chiquita's capital stock,

            other than through the issuance solely of Chiquita's capital stock, or rights to acquire Chiquita's capital stock;

     (2) either

          - make any principal payment on any subordinated Chiquita parent company indebtedness, or

          - redeem, repurchase, defease or otherwise acquire or retire for value prior to its scheduled maturity, any subordinated Chiquita parent company indebtedness; or

     (3) either

          - make any loan to any related party, or

          - create, assume or permit any guarantee of indebtedness of a related party, or

          - make an advance to, or other investment in a related party that is not a Chiquita subsidiary,

          except for transactions with an officer or director of Chiquita, the parent company, which are entered into in the ordinary course of business (including compensation or employee benefit arrangements).

In addition, a restricted payment does not include any acquisition or retirement of subordinated indebtedness of Chiquita, the parent company, which either:

     (1) was existing at the date of the indenture, February 15, 1994, as long as the prepayment, redemption, or repurchase is not made with the proceeds of indebtedness with an earlier maturity date than the subordinated indebtedness being acquired or retired or

     (2) is incurred after the date of the indenture, February 15, 1994, if the acquisition or retirement is made with the proceeds of subordinated indebtedness which has a maturity date no earlier than the latest maturity date of any then outstanding notes offered under this prospectus supplement.

If a restricted payment is not made in cash, its value must be determined by our board of directors.

     TRANSACTIONS WITH RELATED PERSONS. Chiquita, the parent company, will not, and will not permit any subsidiary to, directly or indirectly enter into any transaction or series of related transactions with any other subsidiary of Chiquita or any related person unless the following conditions are met:

     (1) the transaction or series of transactions must be on terms which are as favorable to Chiquita or the subsidiary as would be available in a comparable transaction with an unrelated third party; and

     (2) if the transaction or series of transactions involves aggregate payments between $10 million and $20 million, then we must deliver an officer's certificate to the trustee for the notes certifying that the transaction complies with clause (1) above; and

     (3) if the transaction or series of transactions involves aggregate payments of $20 million or more, then the transaction or series of transactions must be approved by a majority of Chiquita's board of directors, including the approval of a majority of directors who are not related persons in connection with the transaction or transactions being approved.

     However, this provision does not apply to:

     (1) any transaction with a Chiquita officer or director entered into in the ordinary course of business (including compensation and employee benefit arrangements) or

     (2) any transaction with Chiquita or a subsidiary of Chiquita entered into in the ordinary course of business.

     PURCHASE OF NOTES UPON A CHANGE OF CONTROL TRIGGERING EVENT. If a change of control triggering event occurs, each holder of notes will have the right, at his or her option, to require us to purchase all or any part of his or her notes (in integral multiples of $1,000 for the dollar notes or euro1,000 for the euro notes) on the "purchase date" at a purchase price of 101% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date.

     A "change of control triggering event" means the occurrence of both a "change of control" and a "rating decline."

     A "change of control" means an event or series of events by which any of the following occurs:

     (1) any "person" other than permitted Lindner holders is or becomes the "beneficial owner" directly or indirectly, of more than 50% of the total voting power of all outstanding classes of voting capital stock of Chiquita, the parent company, provided that a change of control will not occur if, at the time, the permitted Lindner holders:

          - beneficially own the same or a larger percentage of voting shares as the other person or

          - have the right or ability to elect a majority of the board of directors of Chiquita, the parent company;

     (2) Chiquita, the parent company, consolidates with or merges into another entity or conveys, transfers or leases all or substantially all of its assets to any entity, or any entity consolidates with or merges into Chiquita, the parent company, and, in connection with the transaction, the outstanding voting shares of Chiquita, the parent company, are changed into or exchanged for cash, securities or other property, other than a transaction (a) between Chiquita and a wholly-owned subsidiary or (b) in which the holders of the outstanding voting shares of Chiquita immediately prior to the transaction own, directly or indirectly, not less than a majority of the outstanding voting shares of the surviving entity immediately after the transaction in substantially the same proportion as before the transaction or (c) in connection with which the permitted Lindner holders retain the ability to elect a majority of the board of directors of the resulting parent company;

     (3) Chiquita or any subsidiary purchases or otherwise acquires, directly or indirectly, beneficial ownership of 40% or more of Chiquita parent company capital stock within any 12-month period;

     (4) on any date, the individuals who two years before constituted the Chiquita parent company board of directors cease for any reason to constitute a majority of the directors then in office; provided that in determining which individuals constituted the board of directors two years before, individuals can be included who were elected to the board during the intervening two year period so long as their election or nomination for election was approved by at least two-thirds of the board members in office at the beginning of the two-year period; or

     (5) on any day Chiquita, the parent company,

          - makes any distribution or distributions of cash, property or securities, not including:

            - regular quarterly dividends,

            - common stock,

            - preferred stock which is substantially equivalent to common stock
              or

            - rights to acquire such stock,
              to holders of parent company capital stock, or

          - purchases or otherwise acquires parent company capital stock, other than upon the conversion of a security convertible into capital stock,

          and the sum of the fair market value of such distribution or purchase, plus the fair market value of all other similar distributions and purchases which have occurred during the preceding 12-month period, exceeds 40% of the fair market value of Chiquita parent company capital stock outstanding on that date.

In the definition of change of control, "person" has the same meaning given to it in Sections 13(d) and 14(d) of the Exchange Act.

In the definition of change of control, "beneficial owner" or "beneficially owned" have the same meaning given to these terms in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person is deemed to have "beneficial ownership" of all shares that that person has the right to acquire, whether the right is exercisable immediately or only after the passage of time.

     "Permitted Lindner holders" means any of the following:

     (1) Carl H. Lindner, Robert D. Lindner, Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner, together with:

          - any and all of their respective estates, spouses, heirs, ancestors, lineal descendants, legatees and legal representatives and

          - any and all trustees or other representatives of any bona fide trust or other entity formed for estate or tax-planning purposes of which one or more of the foregoing individually are

            - the sole beneficiaries of the trust or

            - the grantors of the trust or

            - contributors to the trust,

     (2) American Financial Group, Inc., an Ohio corporation, or

     (3) any entity of which any of the foregoing individuals or entities beneficially owns more than 50% of the voting shares.

     "Rating decline" means the occurrence of an event described below:

     (1) if the notes are rated as investment grade by either rating agency on the rating date, a reduction of the rating of the notes below investment grade by both rating agencies or

     (2) if the notes are rated below investment grade by both rating agencies on the rating date, a decrease in the rating of the notes by either rating agency by one or more gradations (including gradations within rating categories as well as between rating categories);

provided that the reduction or decrease must occur upon or within 30 days after the earlier of:

     - a change of control,

     - public notice of the occurrence of a change of control or

     - public notice of Chiquita's intention to effect a change of control.

However, the 30-day period will be extended as long as the rating of the notes is under publicly announced consideration for possible downgrading by any of the rating agencies.

     "Rating agencies" means Standard & Poor's Rating Services, a division of McGraw Hill, Inc., and Moody's Investors Services, Inc., or, if either S&P or Moody's are not publicly rating the notes, then another nationally recognized securities rating agency shall be selected by Chiquita and substituted for whichever agency is not publicly rating the notes.

     "Rating date" means the date which is 90 days before the earlier of:

     (1) a change of control,

     (2) public notice of the occurrence of a change of control or

     (3) public notice of Chiquita's intention to effect a change of control.

     "Rating category" means:

     (1) with respect to S&P, any of the following categories: BB, B, CCC, CC, C and D (or equivalent successor categories);

     (2) with respect to Moody's, any of the following categories: Ba, B, Caa, Ca, C and D (or equivalent successor categories); and

     (3) the equivalent of any of the foregoing categories used by another rating agency.

In determining whether the rating of the notes has decreased by one or more gradations, gradations within rating categories, namely + and - for S&P, 1, 2, and 3 for Moody's or equivalent gradations for another rating agency, will be taken into account; for example, in the case of S&P, a rating decline either from BB+ to BB or from BB- to B+ will constitute a decrease of one gradation.

     "Investment grade" means BBB- or higher by S&P or Baa3 or higher by Moody's or the equivalent of these ratings by these or any other permitted rating agency.

     "Purchase date" means a date fixed by Chiquita that is no earlier than 30 days after and no later than 60 days after the mailing of notice to noteholders of a change of control triggering event.

     We are obligated to give notice to noteholders and the trustee within 30 days following a change of control triggering event. The notice must specify:

     - the purchase date,

     - the place at which the notes are to be presented and surrendered for purchase,

     - that interest accrued to the purchase date will be paid upon presentation and surrender and

     - that interest will cease to accrue as of the purchase date on all notes timely surrendered for purchase.

As long as the euro notes are listed on the Luxembourg Stock Exchange, and the rules of that exchange require it, we will also publish notice of a change of control triggering event in a newspaper having a general circulation in Luxembourg (which is expected to be the Luxembourger Wort).

     We agree that we will comply with all applicable tender offer rules, including Rule 14e-1 under the Exchange Act, if this put option is triggered upon the occurrence of a change of control triggering event. In order for a holder of notes to properly put his or her notes to us for purchase, he or she must present and surrender the notes to us at the place specified in our notice at least 15 days prior to the purchase date. Any tender by a holder of notes will be irrevocable. After a change of control triggering event has occurred and we have complied with the provisions described above, if there is a subsequent change of control triggering event, we are not obligated to:

     - notify holders of notes which remain outstanding or

     - purchase any note.

     We may not be able to obtain sufficient funds to make the required purchases at the time of a change of control triggering event, if one occurs. At March 31, 1999, Chiquita and its subsidiaries had an aggregate of approximately $750 million of outstanding debt with comparable provisions. If we are unable to comply with our purchase obligations, it would constitute an event of default under the indenture, which would lead to cross defaults or cross accelerations of other debt then outstanding. At March 31, 1999, we had an aggregate of approximately $810 million of outstanding debt (without giving effect to the repayment of any debt with the proceeds from the sale of the notes offered in this prospectus supplement, as described in "Use of

Proceeds") which could have cross defaults or cross accelerations triggered if an event of default arose under the indenture. These cross defaults and cross accelerations could, in turn, make it more difficult, if not impossible, for us to meet our obligations under the notes. In addition, a change of control triggering event constitutes an event of default under Chiquita's revolving credit facility. An event of default under this facility could also result in cross defaults or cross accelerations under other debt.

     Listing. Application has been made to list the euro notes on the Luxembourg Stock Exchange. The legal notice relating to the issue of the euro notes and the certified second Restated Certificate of Incorporation, as amended to date, of Chiquita will be registered prior to listing with the Registrar of the District Court in Luxembourg, where those documents are available for inspection and where copies of the documents can be obtained upon request. In addition, as long as the euro notes are listed on the Luxembourg Stock Exchange, an agent for making payments on, and transfers of euro notes will be maintained in Luxembourg. Chiquita has initially designated Kredietbank S.A. Luxembourgeoise as its agent for such purposes.

DEFEASANCE OF CERTAIN OBLIGATIONS

     The terms of each series of notes provide that we do not have to comply with the restrictive covenants described above under the headings Limitation on Indebtedness; Limitation on Liens; Limitation on Sale and Leaseback Transactions; Limitation on Restricted Payments; Transactions with Related Persons; Purchase of Notes Upon a Change of Control Triggering Event and clause
(3) of the Consolidation, Merger and Sale of Assets covenant with respect to such series if, among other conditions, we (1) deposit with the trustee for the relevant series of notes an amount of cash or euro, as applicable, and U.S. government securities denominated in dollars or euro, as applicable, in any combination, sufficient to pay all amounts owing on the notes for unpaid principal, premium, if any, and interest to maturity or any applicable redemption date denominated in dollars or euro, as applicable, and (2) provide an opinion of independent tax counsel that noteholders will not be affected for U.S. federal income tax purposes by the defeasance. Even if we do this, our obligations under the indenture and the notes other than in connection with the above covenants will remain in full force and effect. This defeasance is in addition to the defeasance described under "Satisfaction and Discharge" in the accompanying prospectus.

BOOK-ENTRY, DELIVERY AND FORM

     The dollar notes and the euro notes each will be issued initially in the form of one global note held in book-entry form. The global note for the dollar notes will be deposited on the date of the closing of the sale of the dollar notes with The Depository Trust Company and registered in the name of Cede & Co., as nominee of DTC. The global note for the euro notes will be deposited on the date of the closing of the sale of the euro notes with The Bank of New York Depository (Nominees) Limited in London, as common depositary for Euroclear and Cedelbank, and registered in the name of a nominee of the common depositary.

     Upon issuance of the dollar notes and the euro notes, DTC, Euroclear or Cedelbank, as the case may be, will credit on its book entry registration and transfer system the respective interests in the notes owned by its participants. All interests in the dollar notes and euro notes will be subject to the procedures and requirements of DTC, Euroclear or Cedelbank, as the case may be.

     Direct ownership of book-entry interests in the dollar notes will be limited to persons who have accounts with DTC; however, you may own such interests indirectly by maintaining an account with one of the organizations which participates in DTC. Likewise, direct ownership of book-entry interests in the euro notes will be limited to persons who have accounts with Euroclear or Cedelbank; however, you may own such interests indirectly by maintaining an account with one of the participants in either Euroclear or Cedelbank. The book-entry interests in the euro notes will not be eligible for clearance through DTC, except indirectly through DTC's participation in Euroclear or Cedelbank. Book-entry interests will not be held in definitive form but will be credited to the participants' accounts held of record in the book-entry registration and transfer system of either DTC, Euroclear or Cedelbank, as the case may be, and in the accounts maintained by the direct participants in DTC, Euroclear and Cedelbank.

     The laws of some countries and some states of the United States may require that certain purchasers of securities take physical delivery of securities in definitive form. These limitations may impair the ability to own, transfer or pledge book-entry interests in the dollar notes or euro notes.

     So long as DTC or its nominee, or the common depositary for Euroclear and Cedelbank or its nominee, as the case may be, is the registered owner of the global note representing either the dollar notes or the euro notes as applicable, such party will be considered the sole holder of such notes for all purposes under the indenture for the notes. Under the indenture, beneficial owners of notes evidenced by a global note will not be considered the owners or holders of the notes for any purpose, including giving any directions, instructions or approvals to the trustee or receiving notices. Accordingly, each person owning a book-entry interest in the notes must rely on the procedures of DTC, Euroclear or Cedelbank, as the case may be, and, if such person is not a participant in DTC, Euroclear or Cedelbank, on the procedures of the direct participant in DTC, Euroclear or Cedelbank, through which such person owns its interest, to exercise any rights and remedies of a holder under the indenture. Neither we nor the trustee will have any responsibility or liability for any aspect of the records of DTC, the common depositary, Euroclear or Cedelbank, or any of their participants or indirect participants, or for the maintenance, supervision or review of any records relating to the notes.

     Unless and until global notes are exchanged for definitive notes, the global notes may not be transferred by DTC or the common depositary for Euroclear and Cedelbank, except as a whole by that holder to its nominee or successor. The global note for the dollar notes will be exchangeable for a definitive note only if:

     - DTC notifies us that it is unwilling or unable to continue as a depositary for the global dollar note,

     - DTC ceases to be a clearing agency registered under the Exchange Act,

     - we in our sole discretion determine that the global note should be exchanged for definitive notes, or

     - an event of default under the indenture pertaining to the dollar notes has occurred and is continuing with respect to the notes represented by the global note.

     The global note for the euro notes will be exchangeable for a definitive note only if:

     - Euroclear and Cedelbank notify us that they are unwilling or unable to act as a clearing agency and we do not appoint a successor clearing agency within 90 days,

     - we in our sole discretion determine that the global note should be exchanged for definitive notes, or

     - an event of default under the indenture pertaining to the euro notes represented by the global note has occurred and is continuing.

     If the dollar global note or the euro global note is exchangeable as described above, it will be exchanged for certificates in definitive form representing notes in authorized denominations and registered in whatever names the depositary or the common depositary, as the case may be, holding the global note directs. Subject to the foregoing, the global note is not exchangeable, except for a global note of like denomination to be registered in the name of the depositary or the common depositary, as the case may be, or its nominee.

PAYMENTS ON NOTES

     Payments of any amounts on any notes registered in the name of the global note holder on the applicable record date will be made through one or more paying agents to or at the direction of the global note holder in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee may treat the persons in whose names the notes, including the global notes, are registered as the owners of the notes for the purpose of receiving interest and other payments. Consequently, neither we nor the trustee has or will have any responsibility or liability for the payment of these amounts to beneficial owners of the notes. We believe, however, that it is currently the policy of DTC, Euroclear and Cedelbank to immediately credit the accounts of the relevant participants with payments, in amounts proportionate to their respective holdings of beneficial interests in the global note as shown on the depositary's or common depositary's records, as applicable. Payments by participants and indirect participants to the beneficial owners of the notes will be governed by standing instructions and customary practice and will be the responsibility of the participants or indirect participants.

TRANSFERS

     All transfers of book-entry interests are recorded in accordance with the book-entry system maintained by DTC, Euroclear or Cedelbank, as applicable, pursuant to customary procedures established by each respective system and its participants. The amount of the book-entry interests will be increased or decreased to reflect such transfers or exchanges. The trustee or the paying and transfer agent in Luxembourg, as applicable, will make the appropriate adjustments to the applicable global note or exchange the global note for a new global note in an appropriate amount to reflect any transfers or exchanges.

ACTION BY OWNERS OF BOOK-ENTRY INTERESTS

     As soon as practicable after receipt by the trustee of notice of any solicitation of consents or request for a waiver or other action by the holders of notes, the trustee will send to DTC, Euroclear and Cedelbank, as appropriate, a notice containing (a) the same information as is contained in the notice received by the trustee, (b) a statement that at the close of business on a specified record date DTC, Euroclear and Cedelbank will be entitled to instruct the trustee as to the consent, waiver or other action, if any, pertaining to the relevant notes and (c) a statement as to the manner in which the instructions may be given. In addition, the trustee will forward to DTC, Euroclear and Cedelbank, or, based upon instructions received from DTC, Euroclear and Cedelbank, to owners of book-entry interests, all materials pertaining to the solicitation, request, offer or other action. Upon the written request of DTC, Euroclear or Cedelbank, as applicable, the trustee will attempt, if practicable, to take the advised action. DTC, Euroclear and Cedelbank may grant proxies or otherwise authorize their respective participants, or persons owning book-entry interests through their respective participants, to provide instructions to the trustee so that it may exercise any rights of a holder or take any other actions which a holder is entitled to take under the indenture. The trustee will not exercise any discretion in the granting of consents or waivers or the taking of any other action relating to the indenture.

SETTLEMENT

     Any secondary market trading activity in the book-entry interests is expected to occur through the participants of DTC, Euroclear and Cedelbank, and the securities custody accounts of investors will be credited with their holdings against payment in same-day funds on the settlement date.

CLEARANCE THROUGH EUROCLEAR AND CEDELBANK

     The euro notes have been accepted for clearance by Euroclear and Cedelbank
under the common code        . The ISIN for the euro notes is        .

     The CUSIP number for the dollar notes is        . The common code for the
dollar notes is        . The ISIN for the dollar notes is        .

SAME-DAY SETTLEMENT AND PAYMENT

     The dollar notes will trade in DTC's Same-Day Funds Settlement System. Settlement for the dollar notes will be made by the underwriters in immediately available funds. We will make all payments of principal and interest in immediately available funds or the equivalent, as long as the global dollar note is held of record by DTC and DTC continues to make the Same-Day Funds Settlement System available to us. Secondary market trading activity in the notes will also be required by DTC to settle in immediately available funds.

     Because of the time zone differences, the securities account of a Euroclear or Cedelbank participant purchasing an interest in a global note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Cedelbank participant, during the securities settlement processing day (which must be a business day for Euroclear or Cedelbank) immediately following the settlement date of DTC. Cash received in Euroclear or Cedelbank as a result of sales of interests in a global note by or through a Euroclear or Cedelbank participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Cedelbank cash account only as of the business day for Euroclear or Cedelbank following DTC's settlement date.

INFORMATION CONCERNING DTC, EUROCLEAR AND CEDELBANK

  DTC

     DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a 'clearing corporation' within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations, known as "participants," and to facilitate the clearance and settlement of transactions in securities between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of securities certificates. Its participants include securities brokers and dealers (including the underwriters), banks and trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities, known as "indirect participants", such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by or on behalf of DTC only through DTC's participants or DTC's indirect participants.

Year 2000

     DTC has advised us that its management is aware that some computer applications, systems, and the like for processing data that are dependent upon calendar dates, including dates before, on and after January 1, 2000, may encounter Year 2000 problems. DTC has informed its participants and other members of the financial community that it has developed and is implementing a program so that its systems, as they relate to the timely payment of distributions (including principal and interest payments) to security holders, book-entry deliveries and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames. However, DTC's ability to perform its services properly is also dependent upon other parties, including issuers and their agents, as well as third party vendors from whom DTC licenses software and hardware and third party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed its participants and other members of the financial community that it is contacting (and will continue to contact) third party vendors which provide services to DTC in order to:

     - impress upon them the importance of such services being Year 2000 compliant; and

     - determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services.

In addition, DTC is in the process of developing contingency plans as it deems appropriate. According to DTC, the above information has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

  EUROCLEAR AND CEDELBANK

     We understand that Euroclear and Cedelbank each hold securities for their account holders and facilitate the clearance and settlement of securities transactions by electronic book-entry transfer between their respective account holders, thereby eliminating the need for physical movements of certificates and any risks from lack of simultaneous transfers of securities.

     Euroclear and Cedelbank each provide various services including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Cedelbank each also deals with domestic securities markets in several countries through established depository and custodial relationships. The respective systems of Euroclear and Cedelbank have established an electronic bridge between their two systems which enables their respective account holders to settle trades with each other.

     Account holders in DTC, Euroclear and Cedelbank are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to both Euroclear and Cedelbank is available to other institutions that clear through or maintain a custodial relationship with an account holder of either system.

     An account holder's overall contractual relations with either Euroclear or Cedelbank are governed by the respective rules and operating procedures of Euroclear or Cedelbank and any applicable laws. Both Euroclear and Cedelbank act under those rules and operating procedures only on behalf of their respective account holders, and have no record of or relationship with persons holding through their respective account holders.

REPORTS

     The trustee will immediately send to DTC, Euroclear and Cedelbank a copy of any notices, reports and other communications received relating to Chiquita, the notes or the book-entry interests.

PAYING AGENTS

     The registrar, paying and transfer agent for the dollar notes will be American Security Transfer Company, Limited Partnership d/b/a Securities Transfer Company, Cincinnati, Ohio. Securities Transfer Company is an affiliate of Chiquita.

     The paying agents for the euro notes are listed on the back page of the prospectus supplement for the euro notes. As long as the euro notes are listed on the Luxembourg Stock Exchange, an agent for making payments on, and transfers of euro notes, will be maintained in Luxembourg. We have initially designated Kredietbank S.A. Luxembourgeoise as our agent for these purposes.

     As long as the euro notes are listed on the Luxembourg Stock Exchange, and the rules of that exchange require it, we will also publish notice of any change in the paying agent for the euro notes located in Luxembourg in a newspaper having a general circulation in Luxembourg (which is expected to be the Luxembourger Wort).

                          GENERAL LISTING INFORMATION
                          (RELATING TO THE EURO NOTES)

LISTING

     The issuer (Chiquita) has applied to list the euro notes on the Luxembourg Stock Exchange. The certified Second Restated Certificate of Incorporation, as amended to date, of Chiquita and the legal notice relating to the issue of the euro notes will be deposited, prior to any listing, with the Registrar of the District court in Luxembourg (Greffier en Chef du Tribunal d'Arrondissement a Luxembourg). Those documents are available for inspection at that office and copies of those documents can be obtained there upon request. As long as the euro notes are listed on the Luxembourg Stock Exchange, an agent for making payments on, and transfers of, euro notes will be maintained in Luxembourg.

CONSENTS

     Chiquita has obtained all necessary consents, approvals and authorizations in connection with the issue of the euro notes. The issue of the euro notes was authorized by resolutions of Chiquita's board of directors adopted by unanimous
written consent on             , 1999.

NO MATERIAL CHANGE

     Except as disclosed in this prospectus supplement, there has been no material change in the financial position of Chiquita and its subsidiaries since March 31, 1999.

LITIGATION

     Neither Chiquita nor any of its subsidiaries or affiliates is involved in any litigation or arbitration proceedings which relate to claims or amounts which are material in the context of the issue of the euro notes or that may have, or have had during the 12 months preceding the date of this prospectus supplement, a material adverse effect on the financial position of Chiquita, nor, so far as any of them is aware, is any such proceeding pending or threatened.

AUDITORS

     The consolidated financial statements of Chiquita Brands International, Inc. as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998 have been prepared in accordance with United States generally accepted accounting principles and have been audited by Ernst & Young LLP in accordance with United States generally accepted auditing standards. On March 29, 1999 Ernst & Young LLP gave its consent to the incorporation by reference in the Registration Statement (Form S-3 No. 333-00789) and related prospectus of Chiquita, of their report dated February 9, 1999 with respect to the consolidated financial statements of Chiquita.

DOCUMENTS FOR INSPECTION

     For so long as the euro notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, copies of the following documents may be inspected at the specified office of the Paying Agent and Registrar in
Luxembourg:

     - Certified Certificate of Incorporation of the issuer; and

     - the indenture and all supplements to date relating to the euro notes and the certificate of terms of the euro notes, which include the forms of the euro note certificates.

     In addition, copies of the most recent consolidated financial statements of Chiquita for the preceding financial year, and any interim quarterly financial statements published by Chiquita, will be available at the specified office of the Paying Agent in Luxembourg for so long as the euro notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require. Chiquita only publishes audited annual and unaudited quarterly financial statements on a consolidated basis.

NOTICES

     All notices shall be deemed to have been given upon (1) the mailing by first class mail, postage prepaid, of such notices to holders of the euro notes at their registered addresses as recorded in the registrar; and (2) so long as the euro notes are listed on the Luxembourg Stock Exchange and it is required by the rules of the Luxembourg Stock Exchange, publication of the notice to the holders of the euro notes in English in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxembourg Wort) or, if such publication is not practicable, in one other leading English language daily newspaper with general circulation in Europe, such newspaper being published on each business day in the morning editions, whether or not it shall be published on Saturday, Sunday or holiday editions.

                    CERTAIN UNITED STATES TAX CONSIDERATIONS

GENERAL

     This section summarizes the material U.S. tax consequences to holders of notes. It represents the opinion of Cravath, Swaine & Moore, special tax counsel to Chiquita. That law firm will also pass upon certain legal matters for the underwriters. However, the discussion is not a complete description of all of the tax consequences that may be relevant to a decision to purchase the notes, and in particular:

     - The discussion only covers you if you buy your notes in the initial offering.

     - The discussion only covers you if you hold your notes as a capital asset (that is, for investment purposes), and if you do not have a special tax status.

     - The discussion does not cover tax consequences that depend upon your particular tax circumstances. You should consult your tax advisor about the consequences of holding notes in your particular situation.

     - The discussion is based on current law. Changes in the law may change the tax treatment of the notes.

     - The discussion does not cover every aspect of U.S. Federal taxation that may be relevant to holders of our notes, and does not cover any state, local or foreign tax laws.

     - The discussion does not apply to you if you are a non-U.S. holder of notes (as defined below) and if you (a) own 10% or more of our voting stock or (b) are a "controlled foreign corporation" with respect to us.

     - We have not requested a ruling from the IRS on the tax consequences of owning the notes. As a result, the IRS could disagree with portions of this discussion.

     If you are considering buying notes, you should consult your tax advisors about the tax consequences of holding the notes in your particular situation.

TAX CONSEQUENCES TO U.S. HOLDERS

     This section applies to you if you are a "U.S. Holder." A "U.S. Holder" is:

     - an individual U.S. citizen or resident alien;

     - a corporation, or entity taxable as a corporation, that was created under U.S. law (federal or state); or

     - an estate or trust whose world-wide income is subject to U.S. federal income tax.

     In the case of a partnership that holds our notes, any partner described in any of the above generally is also a U.S. Holder. Partners of partnerships holding notes should consult their tax advisors.

Interest

     - If you are a cash method taxpayer (including most individual holders), you must report interest on the notes in your income when you receive it.

     - If you are an accrual method taxpayer, you must report interest on the notes in your income as it accrues.

Premium and Discount

     Additional special rules apply in the following situations involving discount or premium:

     - If you buy a note in the initial offering for more than its stated principal amount, the excess amount you pay will be "bond premium." You can use this amount to reduce your taxable interest income over the life of the note.

     - If you buy a note in the initial offering for less than the initial offering price to the public, special rules concerning "market discount" may apply.

     Appropriate adjustments to tax basis are made in these situations. Holders in these situations should consult their tax advisors.

Sale or Retirement of Notes

     On your sale of or the retirement of your note:

     - You will have taxable gain or loss equal to the difference between the amount received by you and your tax basis in the note. Your tax basis in the note is your cost, subject to certain adjustments.

     - Your gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if you held the note for more than one year.

     - If you sell the note between interest payment dates, a portion of the amount you receive may reflect interest that has accrued on the note but has not yet been paid by the sale date. That amount is treated as ordinary interest income and not as sale proceeds.

Notes Denominated in Euro

     The following summary describes consequences to a U.S. holder resulting from the ownership and disposition of a euro note. These consequences generally are in addition to those consequences described above:

     - If you are a cash method taxpayer, you will be taxed on the U.S. dollar value of any euro you receive as interest. The U.S. dollar value will be determined as of the date when you receive the payments.

     - If you are an accrual method taxpayer, you must report interest income as it accrues. You can report this income using the average of the euro to dollar exchange rates for each day during the relevant interest accrual period (or, if that period spans two taxable years, during the portion of the interest accrual period that lies within the relevant taxable year). In this case, you will recognize ordinary income or loss upon receipt of the euro equal to the difference, if any, between the U.S. dollar value of the euro received by you with respect to the accrual period (based on the exchange rate on the date of receipt) and the U.S. dollar amount of interest income previously accrued for such accrual period based on the average rate described above. Certain alternative elections may also be available.

     - Your initial tax basis in a euro note generally is the amount of U.S. dollars you pay for the note. If you are a cash basis taxpayer and you pay for the note in foreign currency, your initial basis will be the U.S. dollar value of that foreign currency on the settlement date of the purchase. If you are an accrual method taxpayer and you pay for the note in foreign currency, your initial basis will be the U.S. dollar value of that foreign currency on the date of purchase (although taxpayers who fall into this category may elect to use the settlement date of the purchase, provided this election is applied consistently from year to year by the taxpayer).

     - If you collect euro upon the maturity or redemption of the note, or if you sell the note for euro, your gain or loss will be based on the U.S. dollar value of the euro you receive. This value is determined for cash basis taxpayers on the settlement date for the sale of the note, and for accrual basis taxpayers on the trade date for the sale (although taxpayers who fall into this category can also elect the settlement date, as described above).

     - You will have a tax basis in any euro that you receive as interest payments or disposition proceeds equal to the U.S. dollar value of the euro on the date you are deemed to receive the payment of interest or disposition proceeds, as described above.

     - Any gain or loss on the sale or retirement of a note will be ordinary income or loss to the extent it is attributable to currency fluctuations between your purchase date and sale date. Any gain or loss on the sale of euro will also be ordinary income or loss.

     - Special rules apply to the holders of any euro notes that are purchased with bond premium or market discount (as determined in terms of euro), and holders in these situations should consult their tax advisors.

Information Reporting and Backup Withholding

     Under the tax rules concerning information reporting to the IRS:

     - Assuming you hold your notes through a broker or other securities intermediary, the intermediary is required to provide information to the IRS concerning interest and any sale, retirement or other disposition proceeds on your notes, unless an exemption applies.

     - Similarly, unless an exemption applies, you must provide the intermediary with your Taxpayer Identification Number for its use in reporting information to the IRS. If you are an individual, this is your social security number. You are also required to comply with other IRS requirements concerning information reporting.

     - If you are subject to these requirements but do not comply, the intermediary is required to withhold 31% of all amounts payable to you on the notes (including principal payments). If the intermediary withholds payments, you may use the withheld amount as a credit against your federal income tax liability.

     - All U.S. Holders that are individuals are subject to these requirements. Some U.S. Holders, including all corporations, tax-exempt organizations and individual retirement accounts, are exempt from these requirements.

TAX CONSEQUENCES TO NON-U.S. HOLDERS

     This section applies to you if you are a non-U.S. holder. A non-U.S. holder is:

     - an individual who is a nonresident alien;

     - a corporation organized or created under non-U.S. law; or

     - an estate or trust that is not taxable in the U.S. on its worldwide income.

     In the case of a partnership that holds our notes, any partner described in any of the above generally is also a non-U.S. holder. Partners of partnerships holding notes should consult their tax advisors.

Withholding Taxes

     Generally, payments of principal and interest on the notes will not be subject to U.S. withholding taxes. However, for the exemption from withholding taxes to apply to you, you must meet one of the following requirements:

     - You provide your name, address and a signed statement that you are the beneficial owner of the note and are not a U.S. holder. This statement is generally made on Form W-8 or Form W-8BEN.

     - You or your agent claim an exemption from withholding tax under an applicable tax treaty. This claim is generally made on Form 1001 or Form W-8BEN.

     - You or your agent claim an exemption from withholding tax on the ground that the income is effectively connected with the conduct of a trade or business in the U.S. This claim is generally made on Form 4224 or Form W-8ECI.

     You should consult your tax advisor about the specific methods for satisfying these requirements. These procedures will change on January 1, 2001. In addition, a claim for exemption will not be valid if the person receiving the applicable form has actual knowledge that the statements on the form are false.

Additional Amounts

     Although it is unclear under U.S. law, if you receive payments of any additional amounts on the notes, these payments might be taxable to you in the same manner as payments of interest on the notes. You should consult your tax advisor regarding the potential consequences of receiving additional amounts in your particular circumstances.

Sale or Retirement of Notes

     If you sell a note or it is redeemed, you will not be subject to federal income tax on any gain unless one of the following applies:

     - The gain is connected with a trade or business that you conduct in the U.S.

     - You are an individual, you are present in the U.S. for at least 183 days during the year in which you dispose of the note, and certain other conditions are satisfied.

     - Any portion of the gain represents accrued but unpaid interest in which case the rules for interest would apply to such portion of the gain.

U.S. Trade or Business

     If you hold your note in connection with a trade or business that you are conducting in the U.S.:

     - Any interest on the note, and any gain from disposing of the note, generally will be subject to income tax as if you were a U.S. holder (but, if an applicable income tax treaty so provides, you might only be taxable in the U.S. if you have a "permanent establishment" in the United States).

     - If you are a corporation, you may be subject to the "branch profits tax" on your earnings that are connected with your U.S. trade or business, including earnings from the note. This tax is 30%, but may be reduced or eliminated by an applicable income tax treaty.

ESTATE TAXES

     If you are an individual, your notes will not be subject to U.S. estate tax when you die. However, this rule only applies if, at the time of your death, payments on the notes were not connected to a trade or business that you were conducting in the U.S.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     U.S. rules concerning information reporting and backup withholding are described above. These rules apply to non-U.S. holders as follows:

     - Principal and interest payments received by you will be automatically exempt from the usual rules if you provide the tax certifications needed to avoid withholding tax on interest, as described above. The exemption does not apply if the recipient of the applicable form knows that the form is false. In addition, interest payments made to you will be reported to the IRS on Form 1042-S.

     - Sale proceeds you receive on a sale of your notes through a broker may be subject to information reporting and/or backup withholding if you are not eligible for an exemption. In particular, information reporting and backup reporting may apply if you use the U.S. office of a broker, and information reporting (but not backup withholding) may apply if you use the foreign office of a broker that has certain connections to the U.S. You should consult your tax advisor concerning information reporting and backup withholding on a sale.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreements dated the date hereof, each underwriter named below has severally agreed to purchase, and Chiquita has agreed to sell to such underwriter, the principal amount of each series of notes set forth opposite the name of such underwriter.

                                                PRINCIPAL AMOUNT OF
                     NAME                          DOLLAR NOTES
                     ----                       -------------------
Lehman Brothers Inc...........................     $
Salomon Smith Barney Inc......................
BancBoston Robertson Stephens Inc.............
J.P. Morgan Securities Inc. ..................
Prudential Securities Incorporated............
                                                   ------------
     Total....................................     $125,000,000
                                                   ============

                                                PRINCIPAL AMOUNT OF
                     NAME                           EURO NOTES
                     ----                       -------------------
Salomon Brothers International Limited........      euro
Warburg Dillon Read...........................
Lehman Brothers Inc...........................
ING Baring Furman Selz LLC....................
                                                    -----------
     Total....................................      euro75,000,000
                                                    ===========

     The underwriting agreements provide that the obligations of the several underwriters to purchase the notes included in the offerings are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the euro notes or dollar notes, as applicable, if they purchase any of the applicable series of notes.

     The underwriters for the dollar notes propose to offer the dollar notes inside the United States directly and outside the United States through their selling agents. The underwriters for the euro notes propose to offer the euro notes outside the United States directly and inside the United States through their selling agents.

     The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to certain dealers at the public offering price
less a concession not in excess of      % of the principal amount of the euro
notes and      % of the principal amount of the dollar notes. The underwriters
may allow, and such dealers may reallow, a concession not in excess of      % of
the principal amount of the euro notes and   % of the principal amount of the
dollar notes on sales to certain other dealers. After the initial offering of a series of notes to the public, the applicable public offering price and concessions may be changed by the underwriters.

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by Chiquita in connection with the offerings (expressed as a percentage of the principal amount of the applicable series of notes).

                                    PAID BY CHIQUITA
                                    ----------------
Per euro note...................               %
Per dollar note.................               %

     In connection with the offerings, Salomon Brothers International Limited, on behalf of the euro notes underwriters, may purchase and sell euro notes and Lehman Brothers Inc., on behalf of the dollar notes underwriters, may purchase and sell dollar notes, in each case in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offerings, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offerings are in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Brothers International Limited or Lehman Brothers Inc., as applicable, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

     Any of these activities may cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

     Chiquita estimates that its total expense of the offerings will be
$          .

     The underwriters will represent and warrant in the underwriting agreement that (1) they have not offered or sold, and will not offer or sell any notes in the United Kingdom by means of any document other than to persons whose ordinary business is to buy, hold, manage or dispose of investments, whether as principal or agent, for purposes of their businesses or otherwise in circumstances that do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (2) they have complied and will comply with all applicable provisions of the Financial Services Act of 1986 of the United Kingdom with respect to anything done by them in relation to the notes in, from or otherwise involving the United Kingdom, and (3) they have only issued or passed on and will only issue or pass on, to any person in the United Kingdom, any document received by them in connection with the issue of the notes, if that person is of a kind described in Article ii (3) of the Financial Services Act 1986 (Investment Advertisements)(Exemptions) Order 1996 or is a person to whom the document may otherwise lawfully be issued or passed on.

     Under Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc., special considerations apply to a public offering of debt securities where more than 10% of the net proceeds thereof will be paid to members of the NASD that are participating in the offering, or persons affiliated or associated with such members. Certain of the underwriters or their respective affiliates have lent money to Chiquita under existing credit facilities. In the event more than 10% of the proceeds of the offerings will be used to repay such money lent by any underwriter or its affiliates, the offerings will be conducted in conformity with Rule 2710(c)(8).

     The underwriters have performed certain investment banking and advisory services for Chiquita from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for Chiquita in the ordinary course of their business.

     Chiquita has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

     Delivery of the notes is expected on or about             , 1999 which will
be the   business day following the date of pricing of the notes. Under Rule
15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to
trade notes on the pricing date or the next   succeeding business days will be
required, by virtue of the fact that the notes will initially settle in T+   to
specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade the notes on the
pricing date or the next      succeeding business days, should consult their own
advisor.

                                 LEGAL MATTERS

     The legality of the notes and certain other legal matters in connection with these offerings will be passed upon for us by Robert W. Olson, our Senior Vice President, General Counsel and Secretary. Certain legal matters will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York. That law firm will also pass upon certain U.S. tax consequences of the notes for Chiquita. Mr. Olson presently holds shares of Chiquita common stock and employee stock options to purchase shares of Chiquita common stock. He also owns shares of American Financial common stock and options to purchase shares of American Financial common stock.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our annual report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our SEC filings are also available at the Library of the New York Stock Exchange, 20 Broad Street, New York, New York; at the Secretary's Office of the Boston Stock Exchange, 100 Franklin Street, Boston, Massachusetts; and at the Listing Department of The Pacific Exchange at 301 Pine Street, San Francisco, California.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the notes.

     - Annual Report on Form 10-K for the year ended December 31, 1998.

     - Report on Form 10-Q for the quarter ended March 31, 1999.

     - Current Reports on Form 8-K dated May 18, 1999 and June 4, 1999.

     You may request a copy of these filings by writing or telephoning us at the following address:

          Joseph W. Hagin II
          Vice President, Corporate Affairs
          Chiquita Brands International, Inc.
          250 East Fifth Street
          Cincinnati, Ohio 45202
          Telephone (513) 784-6366

We will provide copies of the filings you request at no cost, although we may omit copies of some of the exhibits to the filings. As long as the euro notes are listed on the Luxembourg Stock Exchange and the rules of that exchange require it we will make available at the office of the paying agent and transfer agent in Luxembourg copies of any of the above reports.

     The registration statement that relates to this prospectus supplement and the accompanying prospectus, including exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus supplement. That registration statement can be downloaded from the SEC's website or our website listed in the first paragraph above or obtained at the SEC offices mentioned above.

PROSPECTUS

                                  $500,000,000

                      CHIQUITA BRANDS INTERNATIONAL, INC.

                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK

                              SECURITIES WARRANTS
LOGO

     Chiquita Brands International, Inc. ("Chiquita" or the "Company") may offer from time to time (i) in one or more series unsecured debt securities which may be either senior or subordinated debt securities (together, the "Debt Securities"), consisting of debentures, notes and/or other evidences of indebtedness; (ii) in one or more series shares of preferred stock (together "Preferred Stock") which may be either Non-Voting Cumulative Preferred Stock, par value $1.00 per share ("Non-Voting Preferred Stock") or Cumulative Preference Stock, without par value ("Preference Stock"), either of which may be issued in the form of depositary shares evidenced by depositary receipts ("Depositary Shares"), (iii) shares of its Capital Stock, par value $0.33 per share ("Common Stock") and (iv) securities warrants ("Securities Warrants") to purchase Debt Securities, Preferred Stock, Depositary Shares or Common Stock (the Debt Securities, Preferred Stock, Common Stock and Securities Warrants being collectively referred to as the "Securities"), or any combination of the foregoing, at an aggregate initial offering price not to exceed $500,000,000, at prices and on terms to be determined at or prior to the time of sale.

     Specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement ("Prospectus Supplement"), together with the terms of the offering of the Securities and the initial price and the net proceeds to Chiquita from the sale thereof. The Prospectus Supplement will set forth with regard to the particular Securities, without limitation, the following: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, ranking as senior debt or subordinated debt, authorized denominations, maturity, rate (or method of calculation thereof) of interest and dates (or method of determination thereof) for payment thereof, and any exchangeability, conversion, redemption, prepayment or sinking fund provisions, (ii) in the case of Preferred Stock, the designation, including whether Non-Voting Preferred Stock or Preference Stock, number of shares, voting rights (for Preference Stock), liquidation preference per share, initial public offering price, dividend rate (or method of calculation thereof), dates on which dividends shall be payable and dates from which dividends shall accrue, any redemption or sinking fund provisions, any conversion or exchange rights and any special voting or other special rights,
(iii) in the case of Common Stock, the number of shares of Common Stock and the terms of the offering and sale thereof and (iv) in the case of Securities Warrants, the number and terms thereof, the designation and number or amount of Securities issuable upon their exercise, the exercise price, the terms of the offering and sale thereof and, where applicable, the duration and detachability thereof. The Prospectus Supplement will also contain information, where applicable, about certain Federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by the Prospectus Supplement.

     The Securities may be offered for sale directly, through agents, to or through underwriters or dealers designated from time to time or through a combination of such methods. If agents of Chiquita or any underwriters or dealers are involved in the sale of the Securities, the names of such agents, underwriters or dealers and any applicable commission or discounts will be set forth in the Prospectus Supplement. See "Plan of Distribution."

     SEE "RISK FACTORS" ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                  THE DATE OF THIS PROSPECTUS IS MAY 1, 1996.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY AGENT, UNDERWRITER OR DEALER. THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             AVAILABLE INFORMATION

     Chiquita is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Chiquita has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto, or amendments thereto, to which reference is hereby made. Such reports, proxy and information statements, Registration Statement and exhibits and other information filed by Chiquita may be inspected and, upon payment of the Commission's customary charges, copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., and at the Regional Offices of the Commission at Suite 1300, 7 World Trade Center, New York, New York, and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois.

     Chiquita's Common Stock is listed on the New York, Boston and Pacific Stock Exchanges. Reports, proxy and information statements and other information concerning Chiquita may be inspected and copied at the Library of the New York Stock Exchange at 20 Broad Street, New York, New York; at the Secretary's Office of the Boston Stock Exchange at 1 Boston Place, Boston, Massachusetts; and at the Listing Department of the Pacific Stock Exchange at 301 Pine Street, San Francisco, California.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Chiquita will furnish, without charge, to any person to whom this Prospectus is delivered, upon such person's written or oral request, a copy of any and all of the information that has been incorporated by reference in the Registration Statement of which this Prospectus is a part (not including exhibits to such information unless such exhibits are specifically incorporated by reference into such information). Any such request should be directed to the Vice President, Corporate Affairs of Chiquita, 250 East Fifth Street, Cincinnati, Ohio 45202; telephone: (513) 784-6366.

     The Annual Report on Form 10-K for the year ended December 31, 1995 (which incorporates by reference certain information contained in the Company's 1995 Annual Report to Shareholders) (the "1995 10-K") filed by Chiquita with the Commission (Commission file number 1-1550) and the Current Reports on Form 8-K dated December 20, 1995, February 7, 1996, February 26, 1996 and April 30, 1996 are incorporated herein by reference and made a part hereof.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                  THE COMPANY

     Chiquita Brands International, Inc. is a leading international marketer, producer and distributor of bananas and other quality fresh and processed food products sold under the Chiquita and other brand names. In addition to bananas, these products include other tropical fruit, such as mangoes, kiwi and citrus, and a wide variety of other fresh produce. The Company's operations also include fruit and vegetable juices and beverages; processed bananas and other processed fruits and vegetables; fresh cut and ready-to-eat salads; and edible oil-based consumer products.

     American Financial Group, Inc. ("AFG") owns, either directly or through its subsidiaries, approximately 43% of Chiquita's outstanding shares of Common Stock. Approximately 44% of the outstanding common stock of AFG is beneficially owned by Carl H. Lindner, members of his family and trusts for their benefit.

     Chiquita is a New Jersey corporation. The address of its principal executive offices is 250 East Fifth Street, Cincinnati, Ohio 45202 and its telephone number is (513) 784-8000. Unless the context indicates otherwise, the term "Chiquita" also includes the subsidiaries of the Company.

                                  RISK FACTORS

     In addition to the other information set forth in this Prospectus, prospective investors should carefully consider the following before making an investment in the Securities.

EUROPEAN UNION BANANA REGULATION

     On July 1, 1993, the European Union ("EU") implemented a new quota effectively restricting the volume of Latin American bananas imported into the EU. Implementation of the quota had the effect of decreasing the Company's volume and market share in Europe. The quota is administered through a licensing system and grants preferred status to producers and importers within the EU and its former colonies, while imposing quotas and tariffs on bananas imported from other sources, including Latin America, Chiquita's primary source of fruit. Since imposition of the EU quota regime, prices within the EU have increased to a higher level than the levels prevailing prior to the quota. Banana prices in other worldwide markets, however, have been lower than in years prior to the EU quota, as the displaced EU volume has entered those markets. In two separate rulings, General Agreement on Tariffs and Trade ("GATT") panels found this banana policy to be illegal. In March 1994, four of the countries which had filed GATT actions against the EU banana policy (Costa Rica, Colombia, Nicaragua and Venezuela) reached a settlement with the EU by signing a "Framework Agreement." The Framework Agreement authorizes the imposition of additional restrictive and discriminatory quotas and export licenses on U.S. banana marketing firms, while leaving EU firms exempt. Costa Rica and Colombia implemented this agreement in 1995, significantly increasing the Company's cost to export bananas from these sources. Three additional European countries (Sweden, Finland and Austria) joined the EU effective January 1, 1995. These countries, which had substantially unrestricted banana markets in which the Company supplied a significant portion of the bananas, are in the process of transition to the restrictive EU quota and licensing environment. The timing and exact nature of any adjustments in the quota and licensing regulations that will be made for these new EU members have not yet been determined. Implementation of the quota regime continues to evolve, and there can be no assurance that the EU banana regulation will not change further.

     In September 1994, Chiquita and the Hawaii Banana Industry Association made a joint filing with the Office of the U.S. Trade Representative ("USTR") under
Section 301 of the U.S. Trade Act of 1974, charging that the EU quota and licensing regime and the Framework Agreement are unreasonable, discriminatory, and a burden and restriction on U.S. commerce. In response to this petition, the U.S. Government initiated formal investigations of the EU banana import policy and of the Colombian and Costa Rican Framework Agreement export policies. In January 1995, the U.S. Government announced a preliminary finding against the EU banana import policy and in September 1995, based on information obtained in the USTR's investigation under Section 301, the United States, joined by Guatemala, Honduras and Mexico, commenced a new international trade challenge against the EU regime using the procedures of the World

Trade Organization ("WTO"). In January 1996, the USTR announced it had found the banana export policies of Costa Rica and Colombia to be unfair. The USTR further announced it was not imposing sanctions at that time, pending further consultations with those countries to eliminate harm to U.S. commerce. In February 1996, Ecuador, the world's largest exporter of bananas, joined the United States, Guatemala, Honduras and Mexico in challenging the EU regime under the WTO. Both the WTO and Section 301 authorize retaliatory measures, such as tariffs or withdrawal of trade concessions, against the offending countries. However, there can be no assurance as to the results of the WTO and Section 301 proceedings, the nature and extent of actions that may be taken by the United States or other adversely affected countries, or the impact on the EU quota regime or the Framework Agreement.

RECENT LOSSES

     From 1984 to 1991, the Company reported a continuous record of growth in annual earnings. However, the Company reported net losses for 1992, 1993 and 1994 of $284 million, $51 million and $72 million, respectively. The 1992 net loss included restructuring and reorganization charges of $61 million and losses relating to discontinued Meat Division operations of $62 million. The 1993 net loss was reduced as a result of benefits from the Company's multiyear investment spending program and its restructuring and cost reduction efforts. The 1994 net loss included income from discontinued operations of $36 million, extraordinary charges of $23 million from prepayment of debt and charges and losses totaling $67 million resulting primarily from farm closings and banana cultivation write-downs in Honduras following an unusually severe strike, the substantial reduction of the Company's Japanese "green" banana trading operations and a write-down of ships held for sale. The Company reported net income of $9 million for 1995.

LEVERAGE

     As of December 31, 1995, the Company and its subsidiaries had short-term notes and loans payable of $119 million and long-term debt (including current maturities) of approximately $1.3 billion. Required debt maturities for the years 1996 through 2000 are $53 million, $61 million, $97 million, $36 million and $37 million, respectively. The percentage of total debt to total capitalization for the Company was 68% at December 31, 1995.

SUBSIDIARIES

     Substantially all of the operations of the Company are conducted through its subsidiaries and the Company is therefore dependent on the cash flow of its subsidiaries to meet its obligations. The claims of holders of the Securities will be structurally subordinated to any existing and future obligations (whether or not for borrowed money) of such subsidiaries, some of which are highly leveraged. As of December 31, 1995, the total debt of the Company's subsidiaries aggregated $573 million, of which $295 million represented non-recourse long-term debt of the Company's shipping subsidiaries secured by ships and related equipment and $119 million represented short-term notes and loans payable.

COMPETITION AND PRICING

     Approximately 60% of the Company's consolidated net sales comes from the sale of bananas. Banana marketing is highly competitive. While smaller companies, including growers' cooperatives, are a competitive factor, the Company's principal competitors are a limited number of large international companies. The Company has been able to obtain a premium price for its bananas due to its reputation for quality and its innovative marketing techniques. In order to compete successfully, the Company must be able to source bananas of uniformly high quality and distribute them in worldwide markets on a timely basis. Bananas are highly perishable and must be brought to market and sold generally within 60 days after harvest. Therefore, selling prices which importers receive for bananas depend on the available supplies of bananas and other fruit in each market, the relative quality, and wholesaler and retailer acceptance of bananas offered by competing importers. Excess supplies may result in increased price competition. Competition in the sale of bananas also comes from other fresh fruit, which may be seasonal in nature. The resulting seasonal variations in demand cause banana pricing to be seasonal, with the first six months of the calendar year being the stronger period.

ADVERSE WEATHER CONDITIONS AND CROP DISEASE

     Bananas are vulnerable to adverse local weather conditions, which are quite common but difficult to predict, and to crop disease. These factors, which may result in lower sales volume and increased costs, may also restrict worldwide supplies and result in increased prices for bananas. However, competitors may be affected differently, depending upon their ability to obtain adequate supplies from sources in other geographic areas. Chiquita has a greater number and geographic diversity of sources of bananas than any of its competitors. During 1995, approximately one-third of all bananas sold by Chiquita were sourced from Panama. Bananas are sourced from numerous other countries, including Colombia, Costa Rica, Ecuador, Guatemala and Honduras which comprised 6% to 23% (depending on the country) of bananas sold by Chiquita during 1995.

LABOR RELATIONS

     The Company employs a total of approximately 36,000 associates. Approximately 32,000 of these associates are employed in Central and South America, including 28,000 workers covered by 85 labor contracts with terms expiring from 1996 to 1999. Strikes or other labor-related actions are often encountered upon expiration of labor contracts and also frequently occur during the term of the contracts.

OTHER RISKS OF INTERNATIONAL OPERATIONS

     The Company's operations are conducted in many areas of the world, and are subject to risks that are inherent in operating in foreign countries, including government regulation, currency restrictions and other restraints, risks of expropriation, burdensome taxes, quotas and tariffs. There is also a risk that legal or regulatory requirements will be changed or that administration and enforcement policies will change. Certain of the Company's operations are dependent upon leases and other agreements with the governments of the countries. Although the Company's operations are a significant factor in the economies of many of the countries in Central and South America where the Company produces and purchases bananas and other agricultural and consumer products, the Company believes its overall risk from these factors, as well as from political changes, is reduced by the large number and geographic diversity of its sources of bananas. The Company's operations worldwide and the products it sells are subject to numerous governmental regulations and inspections by environmental, food safety and health authorities. Although the Company believes it is substantially in compliance with such regulations, actions by regulators have in the past required, and in the future may require, operational modifications or capital improvements at various locations or the payment of fines and penalties, or both.

SHARES AVAILABLE FOR FUTURE SALE

     No prediction can be made as to the effect, if any, that future sales of shares of Common Stock or Preferred Stock, or the availability of such shares for future sales, will have on the market price of Common Stock or any then outstanding Preferred Stock prevailing from time to time. Sales of substantial amounts of Common Stock or Preferred Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock or, in certain instances, the Preferred Stock. At April 15, 1996, the Company had outstanding 55,262,205 shares of Common Stock, including 23,996,295 shares held, directly or indirectly, by AFG, and 2,875,000 shares of $2.875 Non-Voting Cumulative Preferred Stock, Series A.

ABSENCE OF PUBLIC MARKET FOR SECURITIES (OTHER THAN COMMON STOCK)

     Since the Debt Securities, the Preferred Stock and the Securities Warrants will be newly issued, there is no current market for such Securities. The Company may, but has no obligation to, apply for listing of such Securities on the New York Stock Exchange or another stock exchange, and there can be no assurance that the applicable listing requirements of any such exchange will be met. There can be no assurance that there will be an active trading market for such Securities.

                                USE OF PROCEEDS

     Unless otherwise indicated in the Prospectus Supplement, the net proceeds to be received by the Company from the sale of the Securities will be used to repay outstanding debt of the Company and its subsidiaries and for general corporate purposes.

              RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO
              COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The Company's ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for the years ended December 31, 1991 through 1995 were as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                          ------------------------------------
                                                          1995    1994    1993    1992    1991
                                                          ----    ----    ----    ----    ----
Ratio of earnings to fixed charges......................  1.20      --(1)   --(1)   --(1) 1.73
Ratio of earnings to combined fixed charges and
  preferred stock dividends.............................  1.16      --(1)   --(1)   --(1) 1.73

---------------

(1) Fixed charges exceeded earnings by approximately $75 million, $45 million and $239 million for the years ended December 31, 1994, 1993 and 1992, respectively. Combined fixed charges and preferred stock dividends exceeded earnings by approximately $86 million, $49 million and $239 million for the years ended December 31, 1994, 1993 and 1992, respectively.

     For purposes of calculating the ratios of earnings to fixed charges and of earnings to combined fixed charges and preferred stock dividends, earnings are calculated as the sum of the income (loss) from continuing operations before income taxes, fixed charges (other than capitalized interest) and amortization of capitalized interest, less undistributed earnings of less-than-fifty-percent-owned investees. Fixed charges consist of interest on indebtedness (including capitalized interest and amortization of debt discount) and a portion of rent considered to represent interest cost.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement, including any covenants which may be applicable to a particular series of Debt Securities, and the extent, if any, to which the following general provisions do not apply to those Debt Securities will be described in the Prospectus Supplement relating to such Debt Securities.

     The Debt Securities will be general unsecured obligations of the Company and will constitute either senior debt securities or subordinated debt securities. In the case of Debt Securities that will be senior debt securities ("Senior Debt Securities"), the Debt Securities will be issued under an Indenture (the "Senior Indenture") dated as of February 15, 1994 between the Company and The Fifth Third Bank, Cincinnati, Ohio, as trustee (the "Senior Debt Trustee"), under the Senior Indenture. In the case of Debt Securities that will be subordinated debt securities ("Subordinated Debt Securities"), the Debt Securities will be issued under an Indenture (the "Subordinated Indenture") to be executed by the Company and Star Bank, N.A., Cincinnati, Ohio, as trustee (the "Subordinated Debt Trustee"), under the Subordinated Indenture. The Senior Indenture and the Subordinated Indenture are sometimes referred to herein individually as an "Indenture" and collectively as the "Indentures." The Senior Debt Trustee and the Subordinated Debt Trustee are sometimes referred to herein individually as the "Trustee" or collectively as the "Trustees." The statements made under this caption relating to the Debt Securities and the Indentures are summaries only, do not purport to be complete and are qualified in their entirety by reference to the Indenture or form of Indenture filed with the Commission in connection with the issuance of any series of Debt Securities. Such summaries make use of terms defined in the Indentures. Wherever such terms are used herein, such terms are incorporated by reference from the Indentures as part of the statements made herein. Summaries of certain terms used herein will be included in the Prospectus Supplement relating to the issuance of any particular series of Debt Securities.

PROVISIONS APPLICABLE TO BOTH SENIOR AND SUBORDINATED DEBT SECURITIES

     GENERAL. Except as may be set forth in the terms of the Debt Securities and described in the Prospectus Supplement relating to such Debt Securities, neither of the Indentures limits the amount of Debt Securities which can be issued thereunder and each provides that additional Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company's Board of Directors. Reference is made to the Prospectus Supplement for the following terms of the particular series of Debt Securities being offered thereby: (i) the designation, aggregate principal amount and authorized denominations of the series; (ii) the price at which the series will be issued; (iii) the date or dates on which the series will mature (or manner of determining the same); (iv) the rate or rates per annum, if any, at which the series will bear interest (or the manner of calculation thereof) and the date or dates from which such interest will accrue; (v) certain covenants which will be applicable to that series of Debt Securities; (vi) the times at which any interest will be payable (or manner of determining the same) and the Regular Record Dates for Interest Payment Dates; (vii) the place or places where the principal of (and premium, if any) and interest, if any, on the series will be payable and each office or agency, as described below under "Denominations, Registration and Transfer," where the Debt Securities may be presented for transfer or exchange; (viii) any mandatory or optional sinking fund or analogous provisions; (ix) the date, if any, after which, and the price at which, such Debt Securities are payable pursuant to any optional or mandatory redemption provisions; (x) the terms and conditions upon which the Debt Securities of such series may be repayable prior to maturity at the option of the holder thereof and the price at which such Debt Securities are so repayable;
(xi) any provisions regarding exchangeability or conversion of the Debt Securities; (xii) information with respect to book-entry procedures, if any;
(xiii) any provisions of the Indenture which will not be applicable to that series of Debt Securities; (xiv) whether the Debt Securities are Senior Debt Securities or Subordinated Debt Securities; and (xv) any other additional provisions or specific terms which may be applicable to that series of Debt Securities.

     Some of the Debt Securities may be issued as Discounted Securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any Discounted Securities will be described in the Prospectus Supplement relating thereto.

     DENOMINATIONS, REGISTRATION AND TRANSFER. Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities of a series will be issuable only in fully registered form. Unless otherwise provided in an applicable Prospectus Supplement with respect to a series of Debt Securities, Debt Securities will be issued only in denominations of $1,000 or any integral multiple thereof.

     Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. Debt Securities may be presented for exchange or for registration of transfer (with the form of transfer duly executed) at the office of a transfer agent designated by the Company for such purpose with respect to any series of Debt Securities. If a Prospectus Supplement refers to any transfer agent initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for such series.

     The Company is not required to issue, register the transfer of or exchange Debt Securities of any series for the 15-day period prior to the mailing of a notice of redemption and, with respect to any Debt Securities called for redemption in whole or in part (except for the unredeemed portion of any Debt Securities being redeemed in part), following such mailing.

     PAYMENT AND PAYING AGENTS. Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of (and premium, if any) and interest, if any, on Debt Securities will be made (i) by check mailed or delivered to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account (with a bank located inside the United States) maintained by the Person entitled thereto. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on any Debt Security will be made to the Person in whose name such Debt Security is registered at the close of business on the Regular Record Date for such interest payment.

     All moneys paid by the Company to the Trustee or a Paying Agent for the payment of principal of (and premium, if any) and interest, if any, on any Debt Security which remains unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to the Company and the holder of such Debt Security will thereafter look only to the Company for payment thereof.

     CONSOLIDATION, MERGER AND SALE OF ASSETS. Under each of the Indentures, the Company may not consolidate with or merge into any other entity or sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all of its properties and assets as an entirety to any entity, unless: (1) either
(a) the Company shall be the continuing corporation or (b) the entity (if other than the Company) formed by such consolidation or into which the Company is merged or the entity that acquires, by sale, assignment, conveyance, transfer, lease or disposition, all or substantially all of the properties and assets of the Company as an entirety shall be a corporation, partnership or trust organized and validly existing under the laws of the United States or any State thereof or the District of Columbia, and shall expressly assume by a supplemental indenture, the due and punctual payment of the principal of and premium, if any, and interest on all the Debt Securities and the performance and observance of every covenant of the Indenture on the part of the Company to be performed or observed; (2) immediately thereafter, no Event of Default (and no event that, after notice or lapse of time, or both, would become an Event of Default) shall have occurred and be continuing; and (3) certain other conditions, if any, are met, as are described in the Prospectus Supplement relating to the Debt Securities being offered thereby.

     In the event of any transaction (other than a lease) described in and complying with the conditions listed in the immediately preceding paragraphs in which the Company is not the continuing corporation, the successor entity formed or remaining would be substituted for the Company and the Company would be discharged from all obligations and covenants under the Indenture and the Debt Securities.

     EVENTS OF DEFAULT. The following events are defined in each of the Indentures as "Events of Default" with respect to a series of Debt Securities:
(i) default in the payment of any installment of interest on any Debt Securities in such series for 30 consecutive days after becoming due; (ii) default in the payment of the principal of (or premium, if any, on) any Debt Securities in such series when due; (iii) default in the performance of any other covenant applicable to such series contained in the Debt Securities or the Indenture for a period of 60 days after written notice of such failure, requiring the Company to remedy the same, shall have been given to the Company by the Trustee or to the Company and the Trustee by the holders of 25% in aggregate principal amount of such series of Debt Securities then Outstanding; (iv) default shall have occurred under any other series of Debt Securities or any agreements, indentures or instruments under which the Company then has outstanding Indebtedness in excess of $10 million in the aggregate and, if not already matured in accordance with its terms, such Indebtedness shall have been accelerated and such acceleration shall not have been rescinded or annulled within ten days after notice thereof shall have been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of such series of Debt Securities then Outstanding, provided, that if, prior to the entry of judgment in favor of the Trustee, such default under such indenture or instrument shall be remedied or cured by the Company, or waived by the holders of such Indebtedness, then the Event of Default under such Indenture shall be deemed likewise to have been remedied, cured or waived and provided, further, that if such default results from an action of the United States government or a foreign government which prevents the Company from performing its obligations under such agreement, indenture or instrument, the occurrence of such default will not be an Event of Default under such Indenture; (v) one or more judgments, orders or decrees for the payment of money in excess of $10 million, either individually or in the aggregate, shall be entered against the Company and shall not be discharged, there shall have been a period of 60 days during which a stay of enforcement of such judgment or order, by reason of an appeal or otherwise, shall not be in effect and there shall have been given written notice of the default to the Company by the Trustee or to the Company and the Trustee by the holders of 25% in aggregate principal amount of such series of Debt Securities then Outstanding; or (vi) certain events of bankruptcy, insolvency or reorganization with respect to the Company shall have occurred. If an Event of Default shall occur and be continuing with respect to a series of Debt Securities, either the Trustee or the holders of at least 25% in principal amount of the Outstanding Debt Securities of such series may declare the entire principal amount, or, in the case of Discounted Securities, such lesser amount as may be provided for in such Discounted Securities, of all the Debt Securities of such series to be immediately due and payable.

     Under each of the Indentures, the Company is required to furnish the Trustee annually a statement by certain officers of the Company to the effect that to the best of their knowledge the Company is not in default in the fulfillment of any of its obligations under the Indenture or, if there has been a default in the fulfillment of any such obligation, specifying each such default.

     Each of the Indentures provides that the Trustee shall, within 90 days after the occurrence of a default with respect to a particular series of Debt Securities (unless such default has been cured or waived), give the holders of the Debt Securities of such series notice of such default known to it (the term default to mean the events specified above without grace periods); provided that, except in the case of a default in the payment of principal of (or premium, if any) or interest, if any, on any of the Debt Securities of such series, the Trustee shall be protected in withholding such notice if it in good faith determines the withholding of such notice is in the interest of the holders of the Debt Securities of such series.

     The holders of a majority in principal amount of a particular series of Debt Securities Outstanding have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee with respect to such series or exercising any trust or power conferred on the Trustee, and to waive certain defaults. Each of the Indentures provides that in case an Event of Default shall occur and be continuing, the Trustee shall exercise such of its rights and powers under the Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of the

Debt Securities unless they shall have offered to the Debt Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request.

     SATISFACTION AND DISCHARGE. Except as may otherwise be set forth in the Prospectus Supplement relating to a series of Debt Securities, each of the Indentures provides that the Company shall be discharged from its obligations under the Debt Securities of such series (with certain exceptions) at any time prior to the Stated Maturity or redemption thereof when (a) the Company has deposited with the Trustee, in trust, sufficient funds to pay the principal of (and premium, if any) and interest, if any, to Stated Maturity (or to Redemption
Date) on, the Debt Securities of such series, (b) the Company has paid all other sums payable with respect to the Debt Securities of such series and (c) certain other conditions are met. Upon such discharge, the holders of the Debt Securities of such series shall no longer be entitled to the benefits of the Indenture, except for certain rights, including registration of transfer and exchange of the Debt Securities of such series and replacement of mutilated, destroyed, lost or stolen Debt Securities, and shall look only to such deposited funds.

     Such discharge may be treated as a taxable exchange of the related Debt Securities for an issue of obligations of the trust or a direct interest in the cash and securities held in the trust. In that case, holders of such Debt Securities would recognize gain or loss as if the trust obligations or the cash or securities deposited, as the case may be, had actually been received by them in exchange for their Debt Securities. Such holders thereafter might be required to include in income a different amount than would be includable in the absence of discharge. Prospective investors are urged to consult their own tax advisors as to the specific consequences of discharge.

     MODIFICATION AND WAIVER. Certain modifications and amendments (which, generally, either benefit or do not affect the holders of Outstanding Debt Securities) of each of the Indentures may be made by the Company and the Trustee without the consent of holders of the Debt Securities. Other modifications and amendments of each Indenture require the consent of the holders of more than 50% in principal amount of the Outstanding Debt Securities of each series issued under the Indenture affected by the modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each Outstanding Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest, if any, on any Debt Security, (b) reduce the principal amount of (or premium, if any) or interest, if any, on any Debt Security, (c) reduce the amount of principal of a Discounted Security payable upon acceleration of the Maturity thereof, (d) change the Place of Payment, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date) or (f) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of the holders of which is required for modification or amendment of such Indenture or for waiver of compliance with certain provisions of such Indenture or for waiver of certain defaults.

     The holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. The holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any Debt Security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each Outstanding Debt Security of that series affected.

     NOTICES. Notices to holders of Debt Securities will be given by mail to the addresses of such holders as they appear in the Debt Security Register.

     GOVERNING LAW. The Indentures and the Debt Securities are to be governed by and construed in accordance with the laws of the State of New York.

PROVISIONS APPLICABLE SOLELY TO SENIOR DEBT SECURITIES

     Senior Debt Securities will be issued under the Senior Indenture and will rank pari passu with all other existing and future unsecured Senior Indebtedness of the Company. Senior Debt Securities will be structurally subordinated to all existing and future Indebtedness of the Company's subsidiaries, which Indebtedness totalled $578 million at December 31, 1995.

PROVISIONS APPLICABLE SOLELY TO SUBORDINATED DEBT SECURITIES

     GENERAL. Subordinated Debt Securities will be issued under the Subordinated Indenture and will rank pari passu with certain other subordinated debt of the Company that may be outstanding from time to time and will rank junior to all Senior Indebtedness of the Company (including any Senior Debt Securities) that may be outstanding from time to time. At December 31, 1995, the Company had $423 million of Senior Indebtedness outstanding. Subordinated Debt Securities will also be structurally subordinated to all existing and future Indebtedness of the Company's subsidiaries, which Indebtedness totalled $578 million at December 31, 1995.

     SUBORDINATION. The Indebtedness represented by the Subordinated Debt Securities is subordinated in right of payment to the prior payment in full of all Senior Indebtedness.

     No payment or distribution shall be made on account of the principal of or premium, if any, or interest on, or the purchase, redemption or other acquisition of, the Subordinated Debt Securities in the event and during the continuation of any default in the payment of any Senior Indebtedness beyond any applicable grace period. Payments of principal, premium, if any, and interest on, or redemption or other acquisition by the Company of, the Subordinated Debt Securities may also be blocked in the event of other defaults which allow acceleration of the maturity of any Senior Indebtedness.

     The Subordinated Indenture will provide that in the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relative to the Company or its assets, or any liquidation, dissolution or other winding up of the Company, whether voluntary or involuntary, or any assignment for the benefit of creditors or other marshaling of assets or liabilities of the Company, all Senior Indebtedness must be paid in full, or provision made for such payment, before any payment or distribution (excluding certain permitted equity or subordinated securities) is made on account of the principal of or premium, if any, or interest on the Subordinated Debt Securities. By reason of such subordination, in the event of liquidation or insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the holders of the Subordinated Debt Securities. By reason of such subordination, in the event of liquidation or insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the holders of the Subordinated Debt Securities.

     For purposes of the foregoing, Senior Indebtedness will be defined to mean all Indebtedness of the Company and any accrued but unpaid interest on such Indebtedness, unless in each case by the terms of the instrument creating or evidencing such Indebtedness it is provided that such Indebtedness is not senior in right of payment to the Subordinated Debt Securities or that such Indebtedness is pari passu with or subordinate in right of payment to the Subordinated Debt Securities; provided that Senior Indebtedness does not include
(i) the Company's 10 1/2% Subordinated Debentures due August 1, 2004, 11 1/2% Subordinated Notes due June 1, 2001 and 7% Convertible Subordinated Debentures due March 28, 2001, (ii) any obligations of the Company to any of its subsidiaries, or (iii) any obligations of the Company arising from redeemable stock.

CONCERNING THE TRUSTEES

     The Senior Debt Trustee, The Fifth Third Bank, Cincinnati, Ohio, is a state banking association organized under the laws of the State of Ohio. The Bank is a regional commercial bank offering a wide range of banking services to individual and business customers. The Subordinated Debt Trustee, Star Bank, N.A., Cincinnati, Ohio, is a national banking association organized under the laws of the United States of America.

                        DESCRIPTION OF EQUITY SECURITIES

     Chiquita has 150,000,000 authorized shares of Capital Stock, par value $.33 per share (the "Common Stock"), of which 55,262,205 shares were outstanding on April 15, 1996. Chiquita has authorized 10,000,000 shares of Non-Voting Cumulative Preferred Stock, $1.00 par value per share (the "Non-Voting Preferred Stock"), of which 2,875,000 shares were outstanding on April 15, 1996 designated as $2.875 Non-Voting Cumulative Preferred Stock, Series A; and 4,000,000 shares of Cumulative Preference Stock, without par value (the "Preference Stock"), no shares of which were outstanding on April 15, 1996. Each of the Non-Voting Preferred Stock and the Preference Stock may be issued in one or more series having such designated preferences and rights, qualifications and limitations as the Board of Directors may from time to time determine without requiring any vote of the shareholders.

     The issuance of preferred or preference stock by the Board of Directors could be utilized, under certain circumstances, as a method of preventing a takeover of Chiquita. There are no other provisions in the Company's Second Restated Certificate of Incorporation or By-Laws that would have an effect of delaying, deferring or preventing a change in control of Chiquita.

     Various debt instruments of the Company restrict, among other things, dividends and other distributions on, and repurchases or redemptions of, the Company's capital stock. At December 31, 1995, these restrictions would have allowed the payment of approximately $160 million for dividends and other corporate distributions, redemptions or repurchases. The ability of the Company to pay dividends when, as and if declared by the Board of Directors, may be subject to restrictions contained in any future debt agreements and to limitations contained in future series or classes of preferred or preference shares and is subject to the legal availability of funds.

DESCRIPTION OF COMMON STOCK

     Chiquita has 150,000,000 authorized shares of Common Stock, of which 55,262,205 shares were outstanding on April 15, 1996.

     Holders of Common Stock are entitled to one vote per share on the election of directors and all other matters submitted to a vote of shareholders. Shares of Common Stock do not have cumulative voting rights.

     Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor; provided, however, that all dividends on any preferred stock and preference stock which may be issued in the future must be fully paid or declared and set apart before any dividends can be paid or declared and set apart with respect to the Common Stock.

     Upon liquidation, dissolution or winding-up of Chiquita, the holders of the Common Stock are entitled to share ratably in the assets of Chiquita remaining after the payment of its obligations and liabilities and after payment due the holders of Chiquita's preferred stock and preference stock.

     Holders of Common Stock have no preemptive or other rights to subscribe for or purchase additional securities of Chiquita. All outstanding shares of Common Stock are fully paid and nonassessable.

DESCRIPTION OF PREFERENCE STOCK

     The Board of Directors of the Company may provide for the issuance of up to 4,000,000 shares of Preference Stock in one or more series. The rights, preferences, privileges and restrictions, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences of each series may be fixed or designated by the Board of Directors without any further vote or action by the Company's shareholders. Upon issuance after full payment of the purchase price therefor, shares of Preference Stock offered hereby will be fully paid and nonassessable.

     The specific terms of a particular series of Preference Stock offered hereby will be described in a Prospectus Supplement relating to such series and will include, without limitation, the following:

          (i) the maximum number of shares to constitute the series and the distinctive designation thereof;

          (ii) the annual dividend rate, if any, on shares of the series, whether such rate is fixed or variable or both, the date or dates from which dividends will begin to accrue or accumulate and whether dividends will be cumulative;

          (iii) whether the shares of the series will be redeemable and, if so, the price at and the terms and conditions on which the shares of the series may be redeemed, including the time during which shares of the series may be redeemed and any accumulated dividends thereon that the holders of the series shall be entitled to receive upon the redemption thereof;

          (iv) the liquidation preference, if any, applicable to shares of the series;

          (v) whether the shares of the series will be subject to operation of a retirement or sinking fund and, if so, the extent and manner in which any such fund shall be applied to the purchase or redemption of the shares of the series for retirement or for other corporate purposes, and the terms and provisions relating to the operation of such fund;

          (vi) the terms and conditions, if any, on which the shares of the series shall be convertible into, or exchangeable for, any other debt or equity securities;

          (vii) the voting power, if any, of any series; and

          (viii) any other preferences and relative, participating, optional or other special rights or qualifications, limitations or restrictions thereof.

DESCRIPTION OF NON-VOTING PREFERRED STOCK

     Chiquita has 10,000,000 authorized shares of Non-Voting Preferred Stock, of which 2,875,000 shares, designated as $2.875 Non-Voting Cumulative Preferred Stock, Series A, par value $1.00 per share (the "Series A Preferred Stock"), were outstanding on April 15, 1996. The Non-Voting Preferred Stock may be issued in one or more series and the rights, preferences, privileges and restrictions, including dividend rights, conversion rights, terms of redemption and liquidation preferences of each series may be fixed or designated by the Board of Directors of the Company without any further vote or action by the Company's shareholders; provided however, that no series of Preferred Stock shall have the right to vote unconditionally in the election of directors of the Company. Upon issuance after full payment of the purchase price therefor, shares of Non-Voting Preferred Stock offered hereby will be fully paid and nonassessable.

     The specific terms of a particular series of Non-Voting Preferred Stock offered hereby will be described in a Prospectus Supplement relating to such series and will include, without limitation, the following:

          (i) the maximum number of shares to constitute the series and the distinctive designation thereof;

          (ii) the annual dividend rate, if any, on shares of the series, whether such rate is fixed or variable or both, the date or dates from which dividends will begin to accrue or accumulate and whether dividends will be cumulative;

          (iii) whether the shares of the series will be redeemable and, if so, the price at and the terms and conditions on which the shares of the series may be redeemed, including the time during which shares of the series may be redeemed and any accumulated dividends thereon that the holders of shares of the series shall be entitled to receive upon the redemption thereof;

          (iv) the liquidation preference, if any, applicable to shares of the series;

          (v) whether the shares of the series will be subject to operation of a retirement or sinking fund and, if so, the extent and manner in which any such fund shall be applied to the purchase or redemption of the shares of the series for retirement or for other corporate purposes, and the terms and provisions relating to the operation of such fund;

          (vi) the terms and conditions, if any, on which the shares of the series shall be convertible into, or exchangeable for, any other debt or equity securities;

          (vii) special voting rights, if any, of any series; and

          (viii) any other preferences and relative, participating, optional or other special rights or qualifications, limitations or restrictions thereof.

     THE SERIES A PREFERRED STOCK. Dividends on the Series A Preferred Stock accrue at an annual rate of $2.875 per share, are cumulative from February 15, 1994, and are payable quarterly in arrears, commencing June 7, 1994. The shares of Series A Preferred Stock have a liquidation preference of $50.00 per share plus dividends in arrears, if any.

     The Series A Preferred Stock is not convertible at the option of the Company prior to February 15, 1997. On and after February 15, 1997 until February 15, 2001, the Series A Preferred Stock will be convertible, in whole or in part, at the option of the Company, for such number of shares of the Company's Common Stock as are issuable at a conversion rate of 2.6316 shares of Common Stock for each share of Series A Preferred Stock, subject to adjustment in certain circumstances. The Company may exercise this option only if for 20 trading days within any period of 30 consecutive trading days, including the last trading day of such 30 trading day period, the closing price of the Common Stock on the New York Stock Exchange (the "NYSE") exceeds $24.70, subject to adjustment in certain circumstances. On and after February 15, 2001, the Series A Preferred Stock will be convertible, in whole or in part, at the option of the Company, into that number of shares of Common Stock which shall have a current market price (calculated by averaging the closing prices of the Common Stock on the NYSE for the five trading days immediately preceding the conversion date) equal to $50.00 per share of Series A Preferred Stock. However, in no event shall the number of shares of Common Stock into which each share of Series A Preferred Stock is convertible exceed 10, subject to adjustment in certain circumstances.

     Each share of Series A Preferred Stock is convertible at any time, at the holder's option, into 2.6316 shares of Common Stock, subject to adjustment in certain circumstances.

     The Series A Preferred Stock is not redeemable, and there is no redemption or sinking fund obligation with respect to the Series A Preferred Stock.

DEPOSITARY SHARES

     GENERAL. The Company may, at its option, elect to offer fractional shares of Preferred Stock (either Non-Voting Preferred Stock or Preference Stock) rather than full shares of Preferred Stock. In the event such option is exercised, the Company will issue to the public receipts for Depositary Shares, each of which will represent a fraction (to be set forth in the Prospectus Supplement relating to a particular series of Preferred Stock) of a share of a particular series of Preferred Stock as described below.

     The shares of any series of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the "Deposit Agreement") between the Company and, unless otherwise indicated in the Prospectus Supplement, a bank or trust company selected by the Company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000 (the "Depositary"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

     The Depositary Shares will be evidenced by depositary receipts issued pursuant to the Deposit Agreement ("Depositary Receipts"). Depositary Receipts will be distributed to those persons purchasing the fractional shares of Preferred Stock in accordance with the terms of the offering. Copies of the forms of

Deposit Agreement and Depositary Receipt are filed as exhibits to the Registration Statement of which this Prospectus is a part, and the following summary is qualified in its entirety by reference to such exhibits.

     If required by law or applicable securities exchange rules, engraved Depositary Receipts will be prepared. Pending the preparation of definitive engraved Depositary Receipts, the Depositary may, upon the written order of the Company, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts at the Company's expense.

     DIVIDENDS AND OTHER DISTRIBUTIONS. The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the number of such Depositary Shares owned by such holders.

     In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, as nearly as practicable, in proportion to the number of Depositary Shares owned by such holder, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

     REDEMPTION OF DEPOSITARY SHARES. If a series of Preferred Stock represented by Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of Preferred Stock held by the Depositary. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock. Whenever the Company redeems shares of Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares representing the shares of Preferred Stock so redeemed. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary.

     VOTING THE PREFERRED STOCK. Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of the Preferred Stock represented by such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the amount of the Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all action that may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting shares of the Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares representing such Preferred Stock.

     AMENDMENT AND TERMINATION OF THE DEPOSITARY AGREEMENT. The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment that materially adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding. The Deposit Agreement may be terminated by the Company or the Depositary only if (i) all outstanding Depositary Shares have been redeemed and all accumulated and unpaid dividends on the Preferred Stock, together with all other money or property, if any, to which holders of Depositary Shares are entitled, shall have been paid or distributed, or (ii) there has been a final distribution in respect of the Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of Depositary Receipts.

     CHARGES OF DEPOSITARY. The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay the Depositary's fees and its reasonable charges in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of Depositary Receipts will pay other transfer and other taxes and governmental charges and such other charges, including a fee for the withdrawal of shares of Preferred Stock upon surrender of Depositary Receipts, as are expressly provided in the Deposit Agreement to be for their accounts.

     WITHDRAWAL OF PREFERRED STOCK. Upon surrender of Depositary Receipts at the principal office of the Depositary, subject to the terms of the Deposit Agreement, the owner of the Depositary Shares evidenced thereby is entitled to delivery of the number of whole shares of Preferred Stock and all money and other property, if any, represented by such Depositary Shares. Partial shares of Preferred Stock will not be issued. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of Preferred Stock to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares. Holders of Preferred Stock thus withdrawn will not thereafter be entitled to deposit such shares under the Deposit Agreement or to receive Depositary Receipts evidencing Depositary Shares therefor.

     MISCELLANEOUS. The Depositary will forward to holders of Depository Receipts all reports and communications that the Company is required to furnish to the holders of the Preferred Stock and that are delivered to the Depositary.

     Neither the Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement will be limited to performance of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. Neither the Depositary nor any agent nor the Company shall be subject to any liability to any holder other than for gross negligence or willful misconduct. They may rely upon written advice of counsel or accountants, or upon information provided by persons presenting Preferred Stock for deposit, holders of Depositary Receipts or other persons believed to be competent and on documents believed to be genuine.

     RESIGNATION AND REMOVAL OF DEPOSITARY. The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and, unless otherwise indicated in the Prospectus Supplement, must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

                       DESCRIPTION OF SECURITIES WARRANTS

     The Company may issue Securities Warrants for the purchase of Debt Securities, Preferred Stock, Depositary Shares or Common Stock. Securities Warrants may be issued independently or together with Debt Securities, Preferred Stock, Depositary Shares or Common Stock offered by any Prospectus Supplement and may be attached to or separate from any such Offered Securities. Each series of Securities Warrants will be issued under a separate warrant agreement (a "Securities Warrant Agreement") to be entered into between the Company and a bank or trust company, as warrant agent (the "Securities Warrant Agent"), all as set forth in the Prospectus Supplement relating to the particular issue of Securities Warrants. The Securities Warrant Agent will act solely as an agent of the Company in connection with the Securities Warrants and will not assume any obligation or relationship of agency or trust for or with any holders of Securities Warrants or beneficial owners of Securities Warrants. The following summary of certain provisions of the Securities Warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the Securities Warrant Agreements.

     Reference is made to the Prospectus Supplement relating to the particular issue of Securities Warrants offered thereby for the terms of and information relating to such Securities Warrants, including, where applicable: (i) the designation, aggregate principal amount, currencies, denominations, and terms of the series of Debt Securities purchasable upon exercise of Debt Warrants and the price at which such Debt Securities may be purchased upon such exercise; (ii) the number of shares of Common Stock purchasable upon the exercise of Common Stock Warrants and the price at which such number of shares of Common Stock may be purchased upon such exercise; (iii) the number of shares and series of Preferred Stock and/or Depositary Shares purchasable upon the exercise of Preferred Stock Warrants and the price at which such number of shares of such series of Preferred Stock and/or Depositary Shares may be purchased upon such exercise; (iv) the date on which the right to exercise such Securities Warrants shall commence and the date on which such right shall expire (the "Expiration Date"); (v) United States Federal income tax consequences applicable to such Securities Warrants; (vi) the amount of warrants outstanding as of the most recent practicable date; and (vii) any other terms of such Securities Warrants. Common Stock Warrants will be offered and exercisable for U.S. Dollars or foreign currency, as specified in the Prospectus Supplement. Securities Warrants will be issued in registered form only.

     Each Securities Warrant will entitle the holder thereof to purchase such principal amount of Debt Securities or such number of shares of Preferred Stock, Depositary Shares or Common Stock at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the Securities Warrants, which exercise price may be subject to adjustment upon the occurrence of certain events as set forth in such Prospectus Supplement. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Securities Warrants will become void. The place or places where, and the manner in which, Securities Warrants may be exercised shall be specified in the Prospectus Supplement relating to such Securities Warrants.

     Prior to the exercise of any Securities Warrants to purchase Debt Securities, Preferred Stock, Depositary Shares or Common Stock, holders of such Securities Warrants will not have any of the rights of holders of Debt Securities, Preferred Stock, Depositary Shares or Common Stock, as the case may be, purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the Debt Securities purchasable upon such exercise or to enforce covenants in the applicable Indenture, or to receive payments of dividends, if any, on the Preferred Stock, Depositary Shares or Common Stock purchasable upon such exercise, or to exercise any applicable right to vote.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities (i) through underwriters or dealers;
(ii) through agents; (iii) directly to one or more institutional purchasers; or
(iv) through a combination of any such methods of sale. The Prospectus Supplement with respect to the Securities offered thereby will set forth the terms of the offering of such Securities, including the name or names of any underwriters, dealers or agents, the purchase price of such Securities and the proceeds to the Company from such sale, any underwriting discounts and other items constituting compensation to underwriters, dealers or agents, any initial public offering price, any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers and any securities exchanges on which such Securities may be listed. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.

     If underwriters or dealers are used in the sale, the Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the Securities offered by the Prospectus Supplement if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     The Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent (or the method by which such commissions can be determined) will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement any such agent will be acting on a best efforts basis for the period of its appointment.

     If so indicated in the Prospectus Supplement, the Company will authorize underwriters, dealers or other persons acting as the Company's agents to solicit offers by certain specified institutions to purchase Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to contracts providing for payment and delivery on a specified date in the future. Institutional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and such other institutions as may be approved by the Company. The obligations of any such purchasers pursuant to such delayed delivery and payment arrangements will not be subject to any conditions except that (i) such purchase shall not at the time of delivery be prohibited under the laws of any jurisdiction to which such purchaser is subject and (ii) the Company shall have sold to the Underwriters the total amount of Securities being offered pursuant to the Prospectus Supplement less the amount of Securities subject to such delayed delivery and payment arrangements. The Prospectus Supplement will set forth the commission payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

     Underwriters, dealers and agents may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution by the Company with respect to payments they may be required to make in respect thereof. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

     Securities other than the Company's Common Stock may or may not be listed on a national securities exchange. No assurances can be given that there will be a market for such Securities.

                                 LEGAL MATTERS

     The legality of the Securities and certain other legal matters in connection with the offering will be passed upon for the Company by Robert W. Olson, Vice President, General Counsel and Secretary of the Company. Certain legal matters will be passed upon for any underwriter or agent by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. Mr. Olson presently holds shares of Chiquita Common Stock and employee stock options to purchase shares of Chiquita Common Stock, as well as shares of AFG common stock and options to purchase shares of AFG common stock.

                                    EXPERTS

     The consolidated financial statements of Chiquita Brands International, Inc. incorporated by reference in Chiquita Brands International, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1995 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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                                  $125,000,000

                                [CHIQUITA LOGO]

                         CHIQUITA BRANDS INTERNATIONAL

                            % SENIOR NOTES DUE 2009

                                [CHIQUITA LOGO]

                                  ------------
                                   PROSPECTUS
                                  May 1, 1996
                                      and
                             PROSPECTUS SUPPLEMENT
                                            , 1999

                                  ------------

                                LEHMAN BROTHERS

                              SALOMON SMITH BARNEY

                         BANCBOSTON ROBERTSON STEPHENS

                               J.P. MORGAN & CO.

                             PRUDENTIAL SECURITIES

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